As filed with the Securities and Exchange Commission on February 27, 2006
Registration No. 333-_

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM SB-2
REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

LEXICON UNITED INCORPORATED
(Name of small business issuer in its charter)

Delaware	7320	06-1625312
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Elie Saltoun
Chief Executive Officer,
President and Treasurer
Lexicon United Incorporated
4500 Steiner Ranch Blvd., Suite # 1708
Austin, Texas 78732
(512) 266-3507
(Address and telephone number of principal executive offices and principal place of business)

Elie Saltoun Chief Executive Officer, President and Treasurer Lexicon United Incorporated 4500 Steiner Ranch Blvd., Suite # 1708 Austin, Texas 78732 (512) 266-3507	Louis A. Bevilacqua, Esq. Thelen Reid & Priest LLP 701 8th Street, N.W. Washington, D.C. 20001 (202) 508-4281

(Names, addresses and telephone numbers of agents for service)

Approximate date of commencement of proposed sale to public: From time to time after the effective date of this Registration Statement, as determined by market conditions and other factors.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per share (1)	Proposed maximum aggregate offering price	Amount of registration fee
Common stock, $0.001 par value
Total	2,001,250	$1.00	$2,001,250	$214

(1)	Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(a) under the Securities Act of 1933.
The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted

PROSPECTUS

Subject to completion, dated February 27, 2006

LEXICON UNITED INCORPORATED

2,001,250 Shares of Common Stock

This prospectus relates to the resale of our common stock to the public by selling stockholders.

Our common stock is not listed on any principal market, nor is it quoted on any securities quotation system. Therefore, there is no reported sales price per share of our common stock as of the date of this prospectus.

The selling stockholders will sell our shares at a price per share equal to $1.00 until our shares are quoted on the Over-the-Counter Bulletin Board, and thereafter at prevailing market prices or at privately negotiated prices.

The selling stockholders, and any participating broker-dealers may be deemed to be “underwriters” within the meaning of the Securities Act of 1933, and any commissions or discounts given to any such broker-dealer may be regarded as underwriting commissions or discounts under the Securities Act. We are not aware of any agreement or understanding, directly or indirectly, with the selling stockholders and any person to distribute their common stock.

The securities being offered under this prospectus involve a high degree of risk. See “Risk Factors” beginning on page 4 to read about significant risk factors you should consider before investing in the securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus is February              , 2006

TABLE OF CONTENTS

Page

PROSPECTUS SUMMARY	1
RISK FACTORS	4
FINANCIAL RISKS	4
We only have $1,000,000 in cash and if we are unable to raise more money we
will be required to delay, scale back or eliminate our marketing and development programs	4
RISKS RELATING TO OUR BUSINESS	4
Our business is dependent on our ability to grow internally	4
If we are not able to respond to technological changes in telecommunications
and computer systems in a timely manner, we may not be able to remain competitive	4
We are highly dependent on our telecommunications and computer systems	5
An increase in communication rates or a significant interruption in communication
service could harm our business	5
We compete with a large number of providers in the accounts receivable and collection industry in Brazil. This competition could have a materially adverse
effect on our future financial results	5
Many of our clients are concentrated in the financial services sector. If any of this sector performs poorly or if there are any adverse trends in this sector it could materially
adversely affect us	5
All of our operations take place in Brazil. Various factors relating to our Brazilian
operations could affect our performance, including fluctuations in currency exchange rates	5
Our success depends on our senior management team and if we are not able to retain
them, it could have a materially adverse effect on us	5
We are dependent on our employees and a higher turnover rate would have a material
adverse effect on us.	6
We may experience variations from quarter to quarter in operating results and net
income that could adversely affect the price of our common stock	6
Most of our accounts receivable management contracts do not require clients to place accounts with us, may be terminated on 30 or 60 days notice and are on a contingent fee basis. We cannot guarantee that existing clients will continue to use our services at
historical levels, if at all	6
We rely on a few major clients for a significant portion of our revenues. The loss of any of these clients or their failure to pay us could reduce revenues and adversely affect
results of our operations	6
We have engaged in transactions with members of our Board of Directors, significant stockholders, and entities affiliated with them; future transactions with related parties
could pose conflicts of interest	6
CONCENTRATED CONTROL RISKS	7
The management team collectively has the power to make all major decisions regarding
the company without the need to get consent from any stockholder or other person	7

i

MARKET RISKS	7
There has been no established public trading market for our common stock. If a market
in our stock is ever developed, our stock price may become highly volatile	7
We do not intend to pay dividends to our stockholders, so ou will not receive any return
on your investment in our company prior to selling your interest in us	7
A significant number of our shares will be eligible for sale and their sale or potential sale
may depress the market price of our common stock	7
Because our stock is considered a penn stock, any investment in our stock is considered
to be a high risk investment and is subject to restrictions on marketability	8
Certain provisions of our Certificate of Incorporation and Delaware law may make
it more difficult for a third party to effect a change-in-control	8
FORWARD-LOOKING STATEMENTS	8
USE OF PROCEEDS	9
DETERMINATION OF OFFERING PRICE	9
DILUTION	9
SELLING SHAREHOLDERS	9
PLAN OF DISTRIBUTION	12
LEGAL PROCEEDINGS	14
MANAGEMENT	14
EXECUTIVE COMPENSATION	16
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT	16
DESCRIPTION OF SECURITIES	17
INTERESTS OF NAMED EXPERTS AND COUNSEL	18
DISCLOSURE OF COMMISSION POSITION OF INDEMNIFICATION FOR SECURITIES
ACT LIABILITIES	19
ORGANIZATION WITHIN LAST FIVE YEARS	19
BUSINESS	19
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS	23
DESCRIPTION OF PROPERTY	26
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS	27
MARKET FOR COMMON EQUITY AND RELATED SHAREHOLDER MATTERS	27
CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING
AND FINANCIAL DISCLOSURE	28
LEGAL MATTERS	28
EXPERTS	28
WHERE YOU CAN FIND MORE INFORMATION	28

ii

PROSPECTUS SUMMARY

The following summary highlights selected information contained in this prospectus. This summary does not contain all the information you should consider before investing in our securities. Before making an investment decision, you should read the entire prospectus carefully, including the "Risk Factors" section, the financial statements and the notes to the financial statements.

Except as otherwise indicated by the context, references in this prospectus to “Lexicon,” “we,” “us,” or “our,” are references to the combined business of Lexicon United Incorporated and its majority-owned subsidiary, ATN Capital & Participações Ltda. or ATN. The terms “Lexicon,” “we,” “us,” or “our” in each case do not include the selling stockholders. References to “Securities Act” are references to the Securities Act of 1933, as amended and references to “Exchange Act” are references to the Securities and Exchange Act of 1934, as amended.

Our Company

Background

Our corporate name is Lexicon United Incorporated. We were incorporated on July 17, 2001 in the state of Delaware. We were a “blank check” company and had no operations other than organizational matters and conducting a search for an appropriate acquisition target until February 27, 2006 when we completed an acquisition transaction with ATN Capital & Participações Ltda., a Brazilian limited company, that had commenced business in April 1997. ATN is engaged in the business of managing and servicing accounts receivables for large financial institutions in Brazil.

Acquisition of ATN Capital & Participações Ltda

On February 27, 2006, we completed an acquisition transaction with ATN Capital & Participações Ltda. whereby we acquired 400,000 shares of ATN common stock, constituting 80% of ATN’s issued and outstanding capital stock, from the two stockholders of ATN in exchange for 2,000,000 shares our common stock. Upon the consummation of such share exchange, the two stockholders of ATN became holders of approximately 23.72% of our outstanding common stock in the aggregate and ATN became our majority-owned subsidiary.

When we refer in this prospectus to business and financial information for periods prior to the consummation of the acquisition, we are referring to the business and financial information of ATN.

Our Business Generally

Through our subsidiary, ATN, we are engaged in the business of managing and servicing accounts receivables for large financial institutions in Brazil. Our focus is on the recovery of delinquent accounts (generally, accounts that are 60 days or more past due). We generate revenue from the recovery of delinquent accounts receivable on a contingency fee basis. Our contingent fees typically are around 15 percent of the amounts recovered on behalf of our clients. Our average fee for contingency-based revenue was approximately 15 percent during the fiscal year ended December 31, 2004 and 2003. We do not acquire accounts receivable for our own account. Our services are limited to managing the recovery of accounts receivable for our third-party clients.

The types of receivables that we generally manage include charged-off receivables, which are accounts receivable that have been written-off by the originators and may have been previously serviced by collection agencies and semi-performing receivables, which are accounts receivable where the debtor is currently making partial or irregular monthly payments, but the accounts may have been written-off by the originators.

Recent Developments

On November 22, 2005, we entered into a Debt Conversion Agreement with Keyano Invest Inc. or Keyano, the holder of our convertible promissory note having a principal amount plus accrued interest of $1,063,750. Under the Debt Conversion Agreement, we converted Keyano’s note and any accrued interest into our common stock at a rate of $0.20 per share. 5,318,750 shares of our common stock were delivered to Keyano and the note was cancelled. The shares were offered and sold in reliance upon an exemption from registration requirements of the Securities Act afforded by Section 4(2) of the Securities Act for offers and sales of securities that do not involve a public offering.

The Offering

Common stock offered by selling stockholders	2,001,250 shares. This number represents 100% of our current outstanding stock (1)

Common stock outstanding before the offering	8,456,250 shares

Common stock outstanding after the offering	8,456,250 shares

Proceeds to us	We will not receive proceeds from the resale of shares by the selling stockholders.

(1)	Based on 8,456,250 shares of common stock outstanding as of February 24, 2006.

Summary of Selected Financial Information

The following selected financial information is derived from the financial statements of ATN Capital & Participações Ltda. appearing elsewhere in this prospectus. The data set forth below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and the related notes included elsewhere in this prospectus.

	Nine Months Ended September 30		Year Ended December 31
	(unaudited)		(audited)
	2005	2004	2004	2003

Revenues	$1,554,087	$1,131,290	$1,633,964	$949,018

Operating expenses	1,473,146	1,253,038	1,892,052	1,116,552

Operating income (loss)	80,941	(121,748)	(258,088)	(167,534)

Income taxes	0	0	0	0

Net income (loss)	80,941	(121,748)	(258,088)	(167,534)

BALANCE SHEET DATA:

Working capital	(622,754)		(546,593)	(254,143)

Current assets	308,791		321,236	241,470

Total assets	636,227		590,056	525,199

Current liabilities	931,545		867,829	495,613

Total liabilities	931,545		912,117	559,721

Shareholders' equity (deficiency)	(295,318)		(322,061)	(34,522)

Additional Information

Our principal executive offices are located at 4500 Steiner Ranch Boulevard, Suite # 1708, Austin, Texas 78732 and our telephone number is (512) 266-3507.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below before you purchase any of our common stock. If any of these risks or uncertainties actually occurs, our business, financial condition or results of operations could be materially adversely affected. In this event you could lose all or part of your investment.

FINANCIAL RISKS

We only have approximately $1,000,000 in cash and if we are unable to raise more money we will be required to delay, scale back or eliminate our marketing and development programs.

As of February 24, 2006, we had approximately $1,000,000 in cash available to fund our operations, which includes cash held by both Lexicon and ATN on a consolidated basis. The amounts and timing of our expenditures will depend primarily on our ability to raise additional capital. We may seek to satisfy our future funding requirements through new offerings of securities or from other sources, including loans from our controlling stockholders. Additional financing may not be available when needed or on terms acceptable to us. We have no current commitment for additional financing. Unavailability of financing may require us to delay, scale back or eliminate some or all of our marketing and development programs. To the extent we raise additional capital by issuing equity securities, your ownership interest would be diluted.

RISKS RELATING TO OUR BUSINESS

Our business is dependent on our ability to grow internally.

Our business is dependent on our ability to grow internally, which is dependent upon:
•	Our ability to retain existing clients and expand our existing client relationships; and
•	Our ability to attract new clients.

Our ability to retain existing clients and expand those relationships is subject to a number of risks, including the risk that:
•	We fail to maintain the quality of services we provide to our clients;
•	We fail to maintain the level of attention expected by our clients;
•	We fail to successfully leverage our existing client relationships to sell additional services; and
•	We fail to provide competitively priced services to our clients

Our ability to attract new clients is subject to a number of risks, including:
•	The market acceptance of our service offerings;
•	The quality and effectiveness of our sales personnel; and
•	The competitive factors within the accounts receivable management industry in Brazil.

If our efforts to retain and expand our client relationships and to attract new clients do not prove effective, it could have a materially adverse effect on our business, results of operations and financial condition.

If we are not able to respond to technological changes in telecommunications and computer systems in a timely manner, we may not be able to remain competitive.

Our success depends in large part on our sophisticated telecommunications and computer systems. We use these systems to identify and contact large numbers of debtors and record the results of our collection efforts. If we are not able to respond to technological changes in telecommunications and computer systems in a timely manner, we may not be able to remain competitive. We anticipate that it will be necessary to invest in technology in the future to remain competitive. During the fiscal years ended December 31, 2004 and 2003, we invested approximately $40,000 and $50,000 in technology, respectively. We expect that in future years we will have to invest similar amounts in technology. Telecommunications and computer technologies are changing rapidly and are characterized by short product life cycles, so we must anticipate technological developments. If we are not successful in anticipating, managing, or adopting technological changes on a timely basis or if we do not have the capital resources available to invest in new technologies, our business could be materially adversely affected.

We are highly dependent on our telecommunications and computer systems.

As noted above, our business is highly dependent on our telecommunications and computer systems. These systems could be interrupted by terrorist acts, natural disasters, power losses, or similar events. Our business is also materially dependent on services provided by various local telephone companies. If our equipment or systems cease to work or become unavailable, or if there is any significant interruption in telephone services, we may be prevented from providing services. Because we generally recognize revenue only as accounts receivables are collected, any failure or interruption of services would mean that we would continue to incur payroll and other expenses without any corresponding income.

An increase in communication rates or a significant interruption in communication service could harm our business.

Our ability to offer services at competitive rates is highly dependent upon the cost of communication services provided by various local telephone companies. Any change in the telecommunications market that would affect our ability to obtain favorable rates on communication services could harm our business. Moreover, any significant interruption in communication service or developments that could limit the ability of telephone companies to provide us with increased capacity in the future could harm existing operations and prospects for future growth.

We compete with a large number of providers in the accounts receivable and collection industry in Brazil. This competition could have a materially adverse effect on our future financial results.

In the accounts receivable management and service industry in Brazil, we compete with sizable corporations, as well as many regional and local firms. We may lose business to competitors that offer more diversified services and/or operate in broader geographic areas than we do. We may also lose business to regional or local firms who are able to use their proximity to or contacts with local clients as a marketing advantage. In addition, many companies perform the accounts receivable management services offered by us in-house. Many larger clients retain multiple accounts receivable service providers, which exposes us to continuous competition in order to remain a preferred provider. Because of this competition, in the future we may have to reduce our fees to remain competitive and this competition could have a materially adverse effect on our future financial results.

Many of our clients are concentrated in the financial services sector. If this sector performs poorly or if there are any adverse trends in this sector it could materially adversely affect us.

For the year ended December 31, 2004 and 2003, we derived approximately 100 percent of our revenue from clients in the financial services sector. If this sector performs poorly, clients in this sector may do less business with us, or they may elect to perform the services provided by us in-house. If there are any trends in this sector to reduce or eliminate the use of third-party accounts receivable service providers, it could harm our business.

All of our operations take place in Brazil. Various factors relating to our Brazilian operations could affect our performance, including fluctuations in currency exchange rates.

All of our revenues are derived from Brazil. Political or economic instability in Brazil could have an adverse impact on our results of operations due to diminished revenues. Our future revenue, costs of operations and profit results could also be affected by a number of other factors related to our Brazilian operations, including changes in economic conditions in Brazil, changes in a country’s political condition, trade protection measures, licensing and other legal requirements, and local tax issues.

Unanticipated currency fluctuations in the Brazilian Real could lead to lower reported consolidated results of operations due to the translation of these currencies into U.S. dollars when we consolidate our financial results.

We provide accounts receivable collection and management services to our Brazilian clients utilizing Brazilian labor sources. A decrease in the value of the U.S. dollar in relation to the Brazilian Real could increase our cost of doing business in Brazil.

Our success depends on our senior management team and the senior management team of our operating subsidiary, ATN, and if we are not able to retain them, it could have a materially adverse effect on us.

We are highly dependent upon the continued services and experience of our senior management team. We depend on the services of our senior management team to, among other things, continue the development and implementation of our growth strategies, and maintain and develop our client relationships.

We are dependent on our employees and a higher turnover rate would have a material adverse effect on us.

We are dependent on our ability to attract, hire and retain qualified employees. The Brazilian accounts receivable service and management industry, by its nature, is labor intensive and experiences a high employee turnover rate. Many of our employees receive modest hourly wages and some of these employees are employed on a part-time basis. A higher turnover rate among our employees would increase our recruiting and training costs and could materially adversely impact the quality of services we provide to our clients. If we were unable to recruit and retain a sufficient number of employees, we would be forced to limit our growth or possibly curtail our operations. Growth in our business will require us to recruit and train qualified personnel at an accelerated rate from time to time. We cannot assure you that we will be able to continue to hire, train and retain a sufficient number of qualified employees to meet the needs of our business or to support our growth. If we are unable to do so, our results of operations could be harmed. Any increase in hourly wages, costs of employee benefits or employment taxes in Brazil could also have a materially adverse affect.

We may experience variations from quarter to quarter in operating results and net income that could adversely affect the price of our common stock.

Factors that could cause quarterly fluctuations include, among other things, the following:

•	The timing of our clients’ accounts receivable collection programs and the commencement of new contracts and termination of existing contracts;
•	Customer contracts that require us to incur costs in periods prior to recognizing revenue under those contracts;
•	The effects of a change of business mix on profit margins;
•	The timing of additional selling, general and administrative expenses to support new business;
•	Fluctuations in foreign currency exchange rates;
•	The amount and timing of new business; and
•	That our business tends to be slower during summer and holiday seasons.

Most of our accounts receivable management contracts do not require clients to place accounts with us, may be terminated on 30 or 60 days notice and are on a contingent fee basis. We cannot guarantee that existing clients will continue to use our services at historical levels, if at all.

Under the terms of most of our accounts receivable management contracts, clients are not required to give accounts to us for collection and usually have the right to terminate our services on 30 or 60 days notice. Accordingly, we cannot guarantee that existing clients will continue to use our services at historical levels, if at all. In addition, most of these contracts provide that we are entitled to be paid only when we collect accounts. Therefore, under applicable accounting principles, we can recognize revenues only upon the collection of funds on behalf of clients.

We rely on our client Unibanco for a significant portion of our revenues. The loss of Unibanco as our client or its failure to pay us could reduce revenues and adversely affect results of our operations.

We receive approximately 35 percent of our revenues from our client Unibanco. We are exposed to customer concentration and Unibanco is not contractually obligated to continue to use our services at historic levels or at all, subject only to notice periods for termination. If Unibanco were to significantly reduce the amount of service, fail to pay, or terminate the relationship altogether, our business could be harmed.

We have engaged in transactions with members of our Board of Directors, significant stockholders, and entities affiliated with them; future transactions with related parties could pose conflicts of interest.

In the past, we have engaged in transactions with members of our Board of Directors, significant stockholders, and entities affiliated with them, which inherently give rise to conflicts of interest. For example, certain of these parties have previously provided debt financing to us and have received additional equity interests, such as shares of our stock upon the conversion of such debt financing. Transactions with related parties such as these pose a risk that such transactions are on terms that are not as beneficial to us as those that may be arranged with third parties.

CONCENTRATED CONTROL RISKS

The management team collectively has the power to make all major decisions regarding the company without the need to get consent from any stockholder or other person.

Our management team, including the management of our subsidiary, ATN, collectively owns 95.70% of the outstanding common stock. Management, therefore, has the power to make all major decisions regarding our affairs, including decisions regarding whether or not to issue stock and for what consideration, whether or not to sell all or substantially all of our assets and for what consideration and whether or not to authorize more stock for issuance or otherwise amend our charter or bylaws. The management team is in a position to elect all of our directors and to dictate all of our policies.

MARKET RISKS

There has been no established public trading market for our common stock. If a market in our stock is ever developed, our stock price may become highly volatile.

Since we are relatively thinly capitalized and our stock is a penny stock, if a market in our stock is ever developed, our stock price may become highly volatile. There has been no established public trading market for our common stock and, none of our shares are currently eligible for sale in a public trading market. The likely market for our stock would be the Over-the-Counter Bulletin Board or the Pink Sheets. As a result, investors may find it difficult to dispose of our securities, or to obtain accurate quotations of the price of our securities This lack of information limits the liquidity of our common stock, and likely will have an adverse effect on the market price of our common stock and on our ability to raise additional capital.

If an active trading market does develop, the market price of our common stock is likely to be highly volatile due to, among other things, the relatively low revenue nature of our business and because we are a thinly capitalized company. Further, even if a public market develops, the volume of trading in our common stock will presumably be limited and likely be dominated by a few individual stockholders. The limited volume, if any, will make the price of our common stock subject to manipulation by one or more stockholders and will significantly limit the number of shares that one can purchase or sell in a short period of time.

The equity markets have, on occasion, experienced significant price and volume fluctuations that have affected the market prices for many companies’ securities that have often been unrelated to the operating performance of these companies. Any such fluctuations may adversely affect the market price of our common stock, regardless of our actual operating performance. As a result, stockholders may be unable to sell their shares, or may be forced to sell them at a loss.

We do not intend to pay dividends to our stockholders, so you will not receive any return on your investment in our company prior to selling your interest in us.

We have never paid any dividends to our stockholders. We currently intend to retain any future earnings for funding growth and, therefore, do not expect to pay any dividends in the foreseeable future. If we determine that we will pay dividends to the holders of our common stock, we cannot assure that such dividends will be paid on a timely basis. As a result, you will not receive any return on your investment prior to selling your shares in our company and, for the other reasons discussed in this “Risk Factors” section, you may not receive any return on your investment even when you sell your shares in our company and your shares may become worthless.

A significant number of our shares will be eligible for sale and their sale or potential sale may depress the market price of our common stock.

Sales of a significant number of shares of our common stock in the public market could harm the market price of our common stock. We have authorized 40,000,000 shares of common stock. As of February 24, 2006, we had outstanding 8,456,250 shares of common stock. Accordingly, we have 31,543,750 shares of common stock available for future sale.

Because our stock is considered a penny stock, any investment in our stock is considered to be a high-risk investment and is subject to restrictions on marketability.

Our common stock is a "penny stock" within the meaning of Rule 15g-9 to the Securities Exchange Act of 1934, which is generally an equity security with a price of less than $5.00. Our common stock is subject to rules that impose sales practice and disclosure requirements on certain broker-dealers who engage in certain transactions involving a penny stock. Under the penny stock regulations, a broker-dealer selling penny stock to anyone other than an established customer or "accredited investor" must make a special suitability determination for the purchaser and must receive the purchaser's written consent to the transaction prior to the sale, unless the broker-dealer is otherwise exempt. Generally, an individual with a net worth in excess of $1,000,000 or annual income exceeding $200,000 individually or $300,000 together with his or her spouse is considered an accredited investor.

In addition, the penny stock regulations require the broker-dealer to:
•
deliver, prior to any transaction involving a penny stock, a disclosure schedule prepared by the Securities and Exchange Commission relating to the penny stock market, unless the broker-dealer or the transaction is otherwise exempt;

•	disclose commissions payable to the broker-dealer and the Registered Representative and current bid and offer quotations for the securities; and
•
send monthly statements disclosing recent price information with respect to the penny stock held in a customer's account, the account's value and information regarding the limited market in penny stocks.

Because of these regulations, broker-dealers may encounter difficulties in their attempt to sell shares of our common stock, which may affect the ability of holders of our capital stock to sell their shares in the secondary market and have the effect of reducing the level of trading activity in the secondary market. These additional sales practice and disclosure requirements could impede the sale of our securities. In addition, the liquidity of our securities may be decreased, with a corresponding decrease in the price of our securities. Our common stock in all probability will be subject to such penny stock rules and our stockholders will, in all likelihood, find it difficult to sell their securities.

Certain provisions of our Certificate of Incorporation and Delaware law may make it more difficult for a third party to effect a change- in-control.

Our Certificate of Incorporation authorizes the Board of Directors to issue up to 10,000,000 shares of preferred stock. The preferred stock may be issued in one or more series, the terms of which may be determined at the time of issuance by the Board of Directors without further action by the stockholders. These terms may include voting rights including the right to vote as a series on particular matters, preferences as to dividends and liquidation, conversion rights, redemption rights and sinking fund provisions. The issuance of any preferred stock could diminish the rights of holders of our common stock, and therefore could reduce the value of such common stock. In addition, specific rights granted to future holders of preferred stock could be used to restrict our ability to merge with, or sell assets to, a third party. The ability of the Board of Directors to issue preferred stock could make it more difficult, delay, discourage, prevent or make it more costly to acquire or effect a change-in-control.

In addition, we are also subject to Section 203 of the Delaware General Corporation Law that, subject to certain exceptions, prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder. The preceding provisions of our Certificate of Incorporation, as well as Section 203 of the Delaware General Corporation Law, could discourage potential acquisition proposals, delay or prevent a change-in-control and prevent changes in our management, even if such things would be in the best interests of our stockholders.

FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements, which reflect our views with respect to future events and financial performance. These forward-looking statements are subject to certain uncertainties and other factors that could cause actual results to differ materially from such statements. These forward-looking statements are identified by, among other things, the words "anticipates", "believes", "estimates", to expects", "plans", "projects", "targets" and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statement was made. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Important factors that may cause actual results to differ from those projected include the following factors:

•	our potential inability to raise additional capital;
•	our potential inability to obtain the right to develop our target markets or to exploit the rights currently held by us;

•	our potential inability to compete with other finance companies that may be more experienced and better capitalized than us;
•	changes in domestic and foreign laws, regulations and taxes;
•	changes in economic conditions;
•	lack of resources compared to our competitors;
•	uncertainties and risks related to the legal systems and economics in our target markets, including Brazil’s legal system and economic, political and social events in Brazil and other target markets;
•	fluctuations in currency exchange rates;
•	the effects of any applicable currency restrictions, including any restrictions on the repatriation of funds back to the United States;
•	a general economic downturn or a downturn in the securities markets;
•	Securities and Exchange Commission regulations which affect trading in the securities of "penny stocks;" and
•	other risks and uncertainties.

Should any of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this report as anticipated, estimated, or expected.

USE OF PROCEEDS

This prospectus relates to the sale of 2,001,250 shares of our common stock which may be sold from time to time by the selling stockholders named in this prospectus. We will not receive any part of the proceeds of the sale of common stock by the selling stockholders.

DETERMINATION OF OFFERING PRICE

We have established the offering price of $1.00 per share on behalf of the selling stockholders. This price was arbitrarily selected and does not have any relationship to any established criteria such as book value or current earnings per share. The offering price we set for our common stock was not based on past earnings, nor is it indicative of potential market value of the assets that we own.

DILUTION

Our net tangible book value as of September 30, 2005 was $0.139 per share of common stock. Net tangible book value is determined by dividing our tangible book value (total tangible assets less total liabilities) by the number of outstanding shares of our common stock. Since this offering is being made solely by the selling stockholders and none of the proceeds will be paid to us, our net tangible book value will be unaffected by this offering.

SELLING STOCKHOLDERS

This prospectus relates to the resale from time to time of up to a total of 2,001,250 shares of common stock by the selling stockholders.

The following table sets forth certain information regarding the selling stockholders and the shares offered by them in this prospectus. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a selling stockholder and the percentage of ownership of that selling stockholder, shares of common stock underlying shares of convertible preferred stock, options or warrants held by that selling stockholder that are convertible or exercisable, as the case may be, within 60 days of February 27, 2006 are included. Those shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other selling stockholder. Each selling stockholder’s percentage of ownership in the following table is based upon 8,456,250 shares of common stock outstanding as of February 24, 2006.

Except as set forth in the footnotes to the table below, none of the selling stockholders has held a position as an officer or director of us, nor has any selling stockholder had any material relationship of any kind with us or any of our affiliates. The shares being offered are being registered to permit public secondary trading of the shares and each selling stockholder may offer all or part of the shares owned for resale from time to time. In addition, unless otherwise specified in the footnotes to the table below, none of the selling stockholders has any family relationships with our officers, directors or controlling stockholders, or is a registered broker-dealer or an affiliate of a registered broker-dealer.

For additional information, refer to “Security Ownership of Certain Beneficial Owners and Management” below.

The term “selling stockholders” also includes any transferees, pledges, donees, or other successors in interest to the selling stockholders named in the table below. To our knowledge, subject to applicable community property laws, each person named in the table has sole voting and investment power with respect to the shares of common stock set forth opposite such person’s name.

Name	Beneficial Ownership Before the Offering(1)	Shares of Common Stock Included in Prospectus	Beneficial Ownership After the Offering(1)(2)	Percentage of Common Stock Owned After Offering(1)(2)
Omar Malheiro Silva Araújo [4]	1,400,000	280,000	1,120,000	13.24%
Manuel da Costa Fraguas [5]	600,000	120,000	480,000	5.68%
Keyano Invest Inc.	5,818,750[3]	1,163,750	4,655,000	55.05%
Elie Saltoun	5,818,750[3]	1,163,750	4,655,000	55.05%
Jeffrey Nunez [6]	250,000	50,000	200,000	2.37%
Choi S Ang	2,500	2,500	0	*
Bemberg International Ltd	25,000	25,000	0	*
Bessie Chan	2,500	2,500	0	*
Brenda Chan	5,000	5,000	0	*
Dennis Chan	2,500	2,500	0	*
Fan Yeung Chan	7,500	7,500	0	*
Ka Wai Kerry Chan	5,000	5,000	0	*
Kelvin Chan	2,500	2,500	0	*
Lisa Chan	2,500	2,500	0	*
Samuel Chan	2,500	2,500	0	*
Lila Yuk Chun Chang	2,500	2,500	0	*
Henry Chau	2,500	2,500	0	*
Mabel Chan	2,500	2,500	0	*
Phuong K Ly Chau	2,500	2,500	0	*
Van Q Chau	5,000	5,000	0	*
Bo Huan Chen	2,500	2,500	0	*
Chong Bin Chen	10,000	10,000	0	*
Yen Liang Chen	2,500	2,500	0	*
Shek Fei Vivia Cheng	2,500	2,500	0	*
Wilson Cheng	2,500	2,500	0	*
John Y Cheung	2,500	2,500	0	*
Shek Kwok Fai	2,500	2,500	0	*
Ching Hung Mon Fan	2,500	2,500	0	*
Mui Lan Foo	2,500	2,500	0	*

Man Chung Fung	2,500	2,500	0	*
Sau Yin Fung	2,500	2,500	0	*
Wai Kin Fung	5,000	5,000	0	*
Wo Kong Fung	2,500	2,500	0	*
Hui Kin Chun Heidy	5,000	5,000	0	*
Ricky Q Hoang	2,500	2,500	0	*
Victor Q Hoang	2,500	2,500	0	*
Kam Moon Hui	5,000	5,000	0	*
Dong Joo Kim	2,500	2,500	0	*
Kwok Hing Lau	2,500	2,500	0	*
Kyun Lee	2,500	2,500	0	*
Leung Hing Kwan	2,500	2,500	0	*
Xiu Fang Li	2,500	2,500	0	*
Zhen Yi Li	2,500	2,500	0	*
Alex Lin	2,500	2,500	0	*
Chow Yai Ling	2,500	2,500	0	*
Peter Lo	2,500	2,500	0	*
Kevin M Mcneil	2,500	2,500	0	*
Sophia Movshina	20,000	20,000	0	*
Richard B Mui	5,000	5,000	0	*
John T Mysco	5,000	5,000	0	*
Kam Yuen Ngan	25,000	25,000	0	*
Sui Sang Ngan	25,000	25,000	0	*
Elizaveta Nikolaeva	2,500	2,500	0	*
Chak Yan Catherine Pang	5,000	5,000	0	*
Bardon Paschal	12,500	12,500	0	*
Gerard Paschal	12,500	12,500	0	*
Sue Peng	5,000	5,000	0	*
Anita Poon	2,500	2,500	0	*
Joseph Poon	2,500	2,500	0	*
Lloyd A R Qillespie	2,500	2,500	0	*
David E Saltoun	2,500	2,500	0	*
Roberto E Saltoun	2,500	2,500	0	*
Douglas The Huei Shih	2,500	2,500	0	*
Chung Han Ricky Shiu	10,000	10,000	0	*
Kim Pun Siu	7,500	7,500	0	*
Wing On Tang	2,500	2,500	0	*
Jimmy Leung Man Wai	2,500	2,500	0	*
Lai Chung Wai	2,500	2,500	0	*
Leung Ming Wai	2,500	2,500	0	*
Wong Chi Wai	2,500	2,500	0	*
Chi Kwong Wong	2,500	2,500	0	*
Chi Ping Wong	5,000	5,000	0	*

Kow Chai Wong	2,500	2,500	0	*
Man Kit Wong	5,000	5,000	0	*
Willie Wong	2,500	2,500	0	*
Yan Hong Wu	25,000	25,000	0	*
Ya Jun Yan	2,500	2,500	0	*
Au Yin Ying	2,500	2,500	0	*
Chung Wah Jova Yuen	10,000	10,000	0	*
Chau Yat Yuk	2,500	2,500	0	*
Harry Yung	2,500	2,500	0	*
Ying Zuo	7,500	7,500	0	*
* Less than 1%

(1)   The number and percentage of shares beneficially owned is determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under this rule, beneficial ownership includes any shares as to which the selling stockholder has sole or shared voting power or investment power and also any shares the selling stockholder has the right to acquire within 60 days.

(2)    Assumes that all securities offered are sold.

 (3) Our president, CEO, Treasurer and director, Elie Saltoun, owns fifty percent of Keyano Invest Inc. Accordingly, Mr. Saltoun and Keyano are deemed to be affiliates. Mr. Saltoun is deemed to be the beneficial owner of any securities owned by Keyano, and vice versa. Therefore, the 5,818,750 shares of our common stock owned by Keyano include the 500,000 shares of common stock held by Mr. Saltoun. Conversely, the 5,818,750 shares of our common stock owned by Mr. Saltoun include the 5,318,750 shares held by Keyano. Mr. Saltoun disclaims beneficial ownership of the shares held by Keyano and Keyano disclaims beneficial ownership of the shares held by Mr. Saltoun.

(4) Omar Malheiro Silva Araújo is the President, Chief Executive Officer and director of our subsidiary ATN.

(5) Manuel da Costa Fraguas is the General Manager and director of our subsidiary ATN.

(6) Mr. Nunez is the our Secretary and director.

We will not receive any of the proceeds from the sale of the shares by the selling stockholders. We have agreed to bear expenses incurred by the selling stockholders that relate to the registration of the shares being offered and sold by the selling stockholders, including the Securities and Exchange Commission registration fee and legal, accounting, printing and other expenses of this offering.

PLAN OF DISTRIBUTION

The selling stockholders, which as used herein includes donees, pledgees, transferees or other successors-in-interest selling shares of common stock or interests in shares of common stock received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other transfer, may, from time to time, sell, transfer or otherwise dispose of any or all of their shares of common stock or interests in shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

The selling stockholders may use any one or more of the following methods when disposing of shares or interests therein:

- ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

- block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

- purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

- an exchange distribution in accordance with the rules of the applicable exchange;

- privately negotiated transactions;

- short sales effected after the date the registration statement of which this prospectus is a part is declared effective by the SEC;

- through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

- broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share; and

- a combination of any such methods of sale.

The selling stockholders may, from time to time, pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

In connection with the sale of our common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The aggregate proceeds to the selling stockholders from the sale of the common stock offered by them will be the purchase price of the common stock less discounts or commissions, if any. Each of the selling stockholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from this offering.

Broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchase of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

The selling stockholders and any underwriters, broker-dealers or agents that participate in the sale of the common stock or interests therein may be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling stockholders who are “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act. We know of no existing arrangements between any of the selling stockholders and any other stockholder, broker, dealer, underwriter, or agent relating to the sale or distribution of the shares, nor can we presently estimate the amount, if any, of such compensation. See “Selling Stockholders” for description of any material relationship that a stockholder has with us and the description of such relationship.

To the extent required, the shares of our common stock to be sold, the names of the selling stockholders, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

In order to comply with the securities laws of some states, if applicable, the common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

We have advised the selling stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. In addition, we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

We have agreed to pay certain fees and expenses incurred by us incident to the registration of the shares. We have agreed to indemnify the selling stockholders against liabilities, including liabilities under the Securities Act and state securities laws, relating to the registration of the shares offered by this prospectus.

We intend to keep the registration statement of which this prospectus constitutes a part effective until such time as all of the shares covered by this prospectus have been disposed of pursuant to and in accordance with the registration statement.

LEGAL PROCEEDINGS

We are not a party to any material legal proceedings.

MANAGEMENT

Directors and Executive Officers

Set forth below are the names of our directors, officers and significant employees, their ages, all positions and offices that they hold with us, the period during which they have served as such, and their business experience during at least the last five years.

Name	Age	Positions Held	Experience
Elie Saltoun	67	Chief Executive Officer, President and Treasurer since November 2004
Elie Saltoun was our director and Secretary since inception. On November 4, 2004, he resigned as Secretary and became our Chief Executive Officer, President and Treasurer. From October 1998 until April 2001, he was a director of, and was (until April 2, 2001) the Chief Executive Officer and President of, PanAgra International Corporation. PanAgra is now called Minghua Group International Holdings Limited and it is a company that develops and manufactures hybrid vehicles powered by a combination of a combustion diesel engine and an electric power system. During the period that Mr. Saltoun was the Chief Executive Officer and President of PanAgra (from October 1998 through April 2001), it was a blank check company. Since May 2005 through present, Mr. Saltoun has acted as a principal of Keyano Invest Inc., a corporate consulting firm based in Brazil.

Jeffrey Nunez	45	Secretary since November 2004
During the period from our inception until November 4, 2004, Mr. Nunez was our director, Chief Executive Officer, President and Treasurer. He resigned from all of those positions (except he remained a director) on November 4, 2004 and on such date he was appointed as our Secretary. From September 2000 to October 2003, Jeffrey G. Nunez has served as the Senior Director of Investments and Operations at Chicago Investment Group, Inc. From October 2003 to present Mr. Nunez has been self employed acting as a consultant to public companies under the name Broad Street Capital.

Name	Age	Positions Held	Experience
Omar Malheiro Silva Araújo	52	President, Chief Executive Officer and director of ATN since April 1997
Mr. Araújo has been the President, Chief Executive Officer and director of our subsidiary ATN since April 1997. Mr. Araújo is the co-founder of ATN. From 1991 to 1997, Mr. Araújo served as the Chief Financial Officer and director of Cartao Unibanco Visa where he supervised the cash flow of the credit card division. Mr. Araújo has a MBA in Finance.

Manuel da Costa Fraguas	59	General Manager and director of ATN since April 1997	Mr. Fraguas has been the General Manager and director of our subsidiary ATN since its inception on April 1997. Mr. Fraguas is the co-founder of ATN. Mr. Fraguas has a master in Production Engineering.

There are no agreements or understandings for any of our executive officers or directors to resign at the request of another person and no officer or director is acting on behalf of nor will any of them act at the direction of any other person.

Directors are elected until their successors are duly elected and qualified.

Mr. Saltoun devotes approximately 25% of his business time to our affairs with the remaining time being spent on the affairs of Keyano Invest Inc. Mr. Nunez devotes approximately 25% of his time to our affairs with the remaining time being spent on the affairs of Broad Street Capital. Each of Mr. Araújo and Fraguas devotes 100% of his business time to the operation and business of our subsidiary ATN.

To the best of our knowledge, except as set forth herein, none of our directors, director nominees or executive officers has been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC. None of the directors, director designees or executive officers to our knowledge has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, or has been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws, except for matters that were dismissed without sanction or settlement.

Audit Committee and Audit Committee Financial Expert

We do not currently have an audit committee financial expert, nor do we have an audit committee. Our entire board of directors, which currently consists of Mr. Saltoun and Mr. Nunez, handles the functions that would otherwise be handled by an audit committee. We do not currently have the capital resources to pay director fees to a qualified independent expert who would be willing to serve on our board and who would be willing to act as an audit committee financial expert. As our business expands and as we appoint others to our board of directors we expect that we will seek a qualified independent expert to become a member of our board of directors. Before retaining any such expert, our board would make a determination as to whether such person is independent.

Director Compensation

We have no standard arrangements in place to compensate our directors for their service as directors or as members of any committee of directors. In the future, if we retain non-employee directors, we may decide to compensate them for their service to us as directors and members of committees.

Family Relationships

There are no family relationships among our directors or officers.

Code of Ethics

Our board of directors has adopted a code of ethics that our principal financial officer, principal accounting officer or controller and any person who may perform similar functions are subject to. Currently Elie Saltoun, our Chief Executive Officer, President and Treasurer, Jeffrey G. Nunez, our Secretary, Omar Malheiro Silva Araújo, the Chief Executive Officer and President of ATN, and Manuel da Costa Fraguas, the General Manager of ATN, are our and ATN’s only officers and directors, therefore, they are the only persons subject to the Code of Ethics. If we retain additional officers in the future to act as our principal financial officer, principal accounting officer, controller or persons serving similar functions, they would become subject to the Code of Ethics. The Code of Ethics does not indicate the consequences of a breach of the code. If there is a breach, our board of directors would review the facts and circumstances surrounding the breach and take action that it deems appropriate, which action may include dismissal of the employee who breached the code. Currently, since Messrs Saltoun and Nunez serve as directors and are also our officers, they are largely responsible for reviewing their own conduct under the Code of Ethics and determining what action to take in the event of their own breach of the Code of Ethics. A copy of the code of ethics appears as Exhibit 14 to this registration statement.

EXECUTIVE COMPENSATION

The following table sets forth information concerning all cash and non-cash compensation awarded to, earned by or paid to our Chief Executive Officer, for services during the last three fiscal years in all capacities to us, our subsidiaries and predecessors. No executive officer received compensation of $100,000 or more in any of the last three fiscal years.

SUMMARY COMPENSATION TABLE

		Annual Compensation			Long-Term Compensation
					Awards		Payouts
Name And Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Comp- ensation ($)	Restricted Stock Awards ($)	Securities Under-lying Options/ SARs (#)	LTIP Payouts ($)	All Other Compen- Sation ($)

Elie Saltoun	2005	0	0	0	0	0	0	$0
Chief Executive	2004	0	0	0	0	0	0	$0
Officer	2003	0	0	0	0	0	0	$0

Bonuses and Deferred Compensation

We do not have any bonus, deferred compensation or retirement plan. We do not have a compensation committee; all decisions regarding compensation are determined by our Board of Directors.

Options and Stock Appreciation Rights

We do not currently have a stock option or other equity incentive plan.

Employment Contracts

All of our employees, including our executive officers, are employed at will and none of our employees has entered into an employment agreement with us.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding beneficial ownership of our common stock as of February 24, 2006 (i) by each person who is known by us to beneficially own more than 5% of our common stock; (ii) by each of our officers and directors; and (iii) by all of our officers and directors as a group:

Title of Class	Name & Address of Beneficial Owner	Office, If Any	Amount & Nature of Beneficial Ownership[1]	Percent of Class[2]
Common Stock $0.001 par value	Omar Malheiro Silva Araújo 177 Av. Rio Branco, 7th Floor Rio de Janeiro, Brazil 20040-007	President, Chief Executive Officer and director of ATN	1,400,000	16.56%
Common Stock $0.001 par value	Manuel da Costa Fraguas 177 Av. Rio Branco, 7th Floor Rio de Janeiro, Brazil 20040-007	General Manager and director of ATN	600,000	7.10%
Common Stock $0.001 par value	Keyano Invest Inc. C/o VP Bank attention Mr. Diego Piccoli Bleicherweg 50 CH 8039 Zurich Switzerland		5,818,750[3]	68.81%
Common Stock $0.001 par value	Elie Saltoun 4500 Steiner Ranch Blvd. Suite 1708 Austin, Texas 78732	President, CEO, Treasurer and Director	5,818,750[3]	68.81%
Common Stock $0.001 par value	Jeffrey Nunez 4500 Steiner Ranch Blvd. Suite 1708 Austin, Texas 78732	Secretary and Director	250,000	2.96%
Common Stock $0.001 par value	All officers and directors as a group (2 persons named above)		6,068,751	71.77%

1Beneficial Ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Each of the beneficial owners listed above has direct ownership of and sole voting power and investment power with respect to the shares of our common stock.

2A total of 8,456,250 shares of our Common Stock are considered to be outstanding pursuant to SEC Rule 13d-3(d)(1).  For each Beneficial Owner above, any options exercisable within 60 days have been included in the denominator.

3 Our president, CEO, Treasurer and director, Elie Saltoun, owns fifty percent of Keyano Invest Inc. Accordingly, Mr. Saltoun and Keyano are deemed to be affiliates. Mr. Saltoun is deemed to be the beneficial owner of any securities owned by Keyano, and vice versa. Therefore, the 5,818,750 shares of our common stock owned by Keyano include the 500,000 shares of common stock held by Mr. Saltoun. Conversely, the 5,818,750 shares of our common stock owned by Mr. Saltoun include the 5,318,750 shares held by Keyano. Mr. Saltoun disclaims beneficial ownership of the shares held by Keyano and Keyano disclaims beneficial ownership of the shares held by Mr. Saltoun.

DESCRIPTION OF SECURITIES

The following description of our capital stock is a summary and is qualified in its entirety by the provisions of our Articles of Incorporation and bylaws, as amended, all of which have been filed as exhibits to our registration statement of which this prospectus is a part.

Common Stock

We are presently authorized to issue 40,000,000 shares of $0.001 par value common stock and 10,000,000 shares of preferred stock, $0.001 par value per share. We presently have 8,456,250 shares of common stock outstanding and no shares of preferred stock outstanding.

The holders of our common stock are entitled to equal dividends and distributions per share with respect to the common stock, when and if declared by our Board of Directors, from funds legally available therefore. No holder of any shares of common stock has a preemptive right to subscribe for any of our securities, nor are any common shares subject to redemption or convertible into other of our securities. Upon our liquidation, dissolution or winding up, and after payment to creditors and preferred stockholders, if any, our assets will be divided pro-rata on a share-for-share basis among the holders of the shares of common stock. Each share of common stock is entitled to one vote with respect to the election of any director or any other matter upon which stockholders are required or permitted to vote. Holders of our common stock do not have cumulative voting rights. The holders of more than 50% of the combined shares voting for the election of directors may elect all of the directors if they choose to do so, and, in that event, the holders of the remaining shares will not be able to elect any members to the Board of Directors.

Preferred Stock

We are authorized to issue up to 10,000,000 shares of $0.001 par value Preferred Stock. Under our Certificate of Incorporation, the Board of Directors has the power, without further action by the holders of the common stock, to designate the relative rights and preferences of the preferred stock, and to issue the preferred stock in one or more series as designated by the Board of Directors. The designation of rights and preferences could include preferences as to liquidation, redemption and conversion rights, voting rights, dividends or other preferences, any of which may be dilutive of the interest of the holders of the common stock or the preferred stock of any other series. The issuance of preferred stock may have the effect of delaying or preventing a change in control without further stockholder action and may adversely affect the rights and powers, including voting rights, of the holders of common stock. In certain circumstances, the issuance of preferred stock could depress the market price of the common stock. The Board of Directors effects a designation of each series of preferred stock by filing with the Delaware Secretary of State a Certificate of Designation defining the rights and preferences of each such series. Documents so filed are matters of public record and may be examined in accordance with procedures of the Delaware Secretary of State, or copies thereof may be obtained from us upon request.

Dividend Policy

We have never declared or paid any cash dividends on our common stock. We currently intend to retain future earnings, if any, to finance the expansion of our business. As a result, we do not anticipate paying any cash dividends in the foreseeable future.

Share Purchase Warrants

We have not issued and do not have outstanding any warrants to purchase shares of our common stock.

Options

We have not issued and do not have outstanding any options to purchase shares of our common stock.

Convertible Securities

We do not have outstanding any securities that are convertible to our common stock.

INTERESTS OF NAMED EXPERTS AND COUNSEL

No expert or counsel named in this prospectus as having prepared or certified any part of this prospectus or having given an opinion upon the validity of the securities being registered or upon other legal matters in connection with the registration or offering of the common stock was employed on a contingency basis, or had, or is to receive, in connection with the offering, a substantial interest, direct or indirect, in the registrant or any of its parents or subsidiaries. Nor was any such person connected with the registrant or any of its parents or subsidiaries as a promoter, managing or principal underwriter, voting trustee, director, officer or employee.

DISCLOSURE OF COMMISSION POSITION OF INDEMNIFICATION FOR
SECURITIES ACT LIABILITIES

Our directors and officers are indemnified as provided by the Delaware General Corporation Law and our bylaws. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities is asserted by one of our directors, officers, or controlling persons in connection with the securities being registered, we will, unless in the opinion of our legal counsel the matter has been settled by controlling precedent, submit the question of whether such indemnification is against public policy to court of appropriate jurisdiction. We will then be governed by the court’s decision.

ORGANIZATION WITHIN LAST FIVE YEARS

We were incorporated on July 17, 2001 under the laws of the state of Delaware. On such date, Elie Saltoun and Jeffrey G. Nunez were the only members of our board of directors and our only executive officers.

Messrs. Saltoun and Nunez are our sole promoters. Pursuant to a subscription agreement, dated July 17, 2001, Messrs. Saltoun and Nunez acquired 3,000,000 shares of our common stock, in the aggregate, for $0.01 per share. On June 28, 2005, we effectuated a one for four reverse stock split. As a result, the 3,000,000 shares owned by Messrs Saltoun and Nunez were reduced to 750,000 shares.

BUSINESS

Background

Our corporate name is Lexicon United Incorporated. We were incorporated in the state of Delaware on July 17, 2001. During the period from our inception through February 27, 2006, we had no operations other than organizational matters and conducting a search for an appropriate acquisition target. On February 27, 2006, we acquired an eighty percent equity interest in ATN Capital & Participações Ltda., a Brazilian limited company, pursuant to a share exchange agreement among us, ATN and the two stockholders of ATN. Pursuant to the share exchange agreement, we issued to ATN’s two stockholders 2,000,000 shares of our common stock in the aggregate (constituting 23.72% of our outstanding common stock). As a result of the share exchange, ATN became our majority-owned subsidiary. Accordingly, our current operations consist solely of those conducted by our majority-owned subsidiary, ATN.

ATN was incorporated in Brazil in April 1997. ATN is a consumer receivables company that specializes in the management and servicing of consumer receivables for third parties in Brazil. The information contained in this prospectus about our business reflects the historical business of ATN.

General

We have been in the collection business for over 8 years. We provide a wide range of accounts receivable management services to our clients. Our focus is on the recovery of delinquent accounts (generally, accounts that are 60 days or more past due). We generate revenue from the recovery of delinquent accounts receivable on a contingency fee basis. Our contingent fees typically are around 15 percent of the amounts recovered on behalf of our clients. Our average fee for contingency-based revenue was approximately 15 percent during the fiscal year ended December 31, 2004 and 2003. We do not acquire accounts receivable for our own account. Our services are limited to managing the recovery of accounts receivable for our third-party clients.

The types of receivables that we generally manage include charged-off receivables, which are accounts receivable that have been written-off by the originators and may have been previously serviced by collection agencies and semi-performing receivables, which are accounts receivable where the debtor is currently making partial or irregular monthly payments, but the accounts may have been written-off by the originators.

Industry Overview

The servicing and collection of charged-off and semi-performing consumer receivables in Brazil is a growing industry that is driven by:

•	increasing levels of consumer debt;
•	increasing defaults of the underlying receivables; and
•	increasing utilization of third-party providers to collect such receivables.

According to financial bulletins, consumer credit in Brazil has been increasing at an annual rate of 15 percent on average and the credit card market will be steadily growing.

We believe that as a result of the difficulty in collecting these receivables and the desire of originating institutions to focus on their core businesses and to generate revenue from these receivables, originating institutions are increasingly electing to outsource the servicing of these receivables.

Strategy

Our primary objective is to utilize our management's experience and expertise to effectively grow our business by identifying, evaluating and servicing consumer receivable portfolios and maximizing collections of such receivables in a cost efficient manner.

Our strategy includes utilizing the systemization of our operations to reduce overhead costs and to provide intensive training to our call center representatives to increase our percentage of successful account receivable collections.

Our management team also includes statisticians that have developed models that guide our collection efforts and assist us in deciding the extent to which we believe we can successfully recover a charged-off or semi-performing receivable.

Our Services

Engagement Planning.

Our approach to accounts receivable management and collection for each client is determined by a number of factors, including account size and demographics, the client’s specific requirements and management’s estimate of the collectibility of the account. We have standard accounts receivable management and collection methods that we employ to collect accounts receivable. These methods were developed based on our 8 years of experience in this industry. In order to properly serve our customers we carefully study our customer’s account receivable needs and employ the proper collection method for each particular client. In most cases, our approach to accounts receivable collection changes over time as the relationship with the client develops and both parties evaluate the most effective means of recovering accounts receivable. Our standard approach, which may be tailored to the specialized requirements of each client, defines and controls the steps that will be undertaken by us on behalf of the client and the manner in which we will report data to the client. Through our systematic approach to accounts receivable management and collection, we remove most decision making from the recovery staff and ensure uniform, cost-effective performance.

Once the approach has been defined, we transfer pertinent client data into our information system. When the client’s records have been established in our system, we begin the recovery process.

Account Notification.

We initiate the recovery process by forwarding a preliminary letter that is designed to seek payment of the amount due or open a dialogue with client’s customers who cannot afford to pay at the current time. Telephone representatives remind the client’s customer of their obligation, inform them that their account has been placed for collection with us and begin a dialogue to develop a friendly payment program.

Determination of Obligor Contact Data.

In cases where the client’s customer’s contact information is unknown, we conduct research through the “CreditLink” system to determine a means of contacting the customer debtor. “CreditLink” is a paid service that assists with investigations into customer contact information, and costs approximately $300 per month. Once we have located the client’s customer, the notification process can begin.

Payment Process.

After we receive payment from the client’s customer, depending on the terms of our contract with the client, we can either remit the amount received minus our fee to the client or remit the entire amount received to the client and subsequently bill the client for our collection services.

Activity Reports.

Clients are provided with a system-generated set of customized reports that fully describe all account activity and current status. These reports are typically generated daily; however, the information included in the report and the frequency that the reports are generated can be modified to meet the needs of the client.

Quality Tracking.

We emphasize quality control throughout all phases of the accounts receivable management and collection process. Some clients may specify an enhanced level of supervisory review and others may request customized quality reports. Large financial services organizations will typically have exacting performance standards which require sophisticated capabilities, such as documented complaint tracking.

Collection Strategy

At the outset of each engagement, we perform a collectibility analysis utilizing information prepared by our statisticians. This analysis is the basis for our collection efforts and dictates our strategy for any particular receivable or group of receivables. We continuously refine this analysis to determine the most effective collection strategy to pursue for each account.

Our collection strategies consist of:

•
Call Centers. We maintain an inbound and outbound collection call center at ATN’s executive offices in Rio De Janeiro in Brazil. Our collections department is divided into two client teams, each team consisting of a collection manager and six or seven collection supervisors, each assigned to an individual client. Each collection supervisor is in charge of anywhere from 4 to 15 collectors. Collectors are trained to use a friendly but firm approach to assess the willingness of the customer to pay. They attempt to work with customers to evaluate sources and means of repayment to achieve a full or negotiated lump sum settlement or develop payment programs customized to the individual's ability to pay. In cases where a payment plan is developed, collectors encourage debtors to pay through automatic payment arrangements, if available.

•
Legal Action. We generally outsource those accounts where it appears the debtor is able but unwilling to pay. We utilize lawyers that are independent from us, but who are located on our premises. These lawyers specialize in collection matters and we pay them a contingency fee on amounts collected. The name of the firm that we use is Andrada & Negreiros Associates. Prior to sending accounts to the law firm, our collectors communicate to the debtor our intention to have a lawyer evaluate the suitability of the account for litigation if payment arrangements cannot be established.

•
Direct Mail. We have an in-house marketing team that develops mail campaigns. The mail campaigns generally offer debtors targeted discounts on their balance owed to encourage settlement of their accounts and provide us with a low cost recovery method.

•
Removal from Restricted Lists. There are two restrictions imposed upon debtors in Brazil that fail to pay their debts when they come due. The first is called “Serasa”, which is a restriction imposed by every Brazilian bank. Such debtor’s names are put on the Serasa restricted list and no Brazilian Bank will provide them credit. The second restricted list is called “SPC”, which is a restriction imposed by Brazilian merchants. Once a debtor’s name is put on the SPC list, merchants will no longer provide the debtor with credit. Once we agree with the debtor on a payment program and the debtor makes the first installment towards such program, we notify our client that a payment has been made. The client then causes such debtor’s name to be removed from such lists. The removal of a debtor’s name from such lists is very beneficial to the debtor, who may then be able to obtain limited credit and who no longer has to suffer the other negative social effects of being on such lists.

Technology and Infrastructure

Our customer contact center utilizes the NEO system. Our Information Technology staff is comprised of approximately four employees. We provide our services through the operation of our main call center, located in Rio de Janeiro, Brazil, which utilizes 140 persons, and two smaller call centers: one located in Vitoria, Brazil, using about 15 people, and the other located in Niteroi, using about two people.

We maintain disaster recovery contingency plans and have implemented procedures to protect against the loss of data resulting from power outages, fire and other casualties. We believe fast recovery and continuous operation are ensured.

We spent approximately $30,000 and $35,000 on research and development activities during fiscal years ended December 31, 2004 and 2003, respectively.

Quality Assurance and Client Service

In the accounts receivable management industry, a company’s reputation for quality service is of the utmost importance. We regularly measure the quality of our services by capturing and reviewing such information as the amount of time spent talking with clients’ customers, level of customer complaints and operating performance. In order to provide ongoing improvement to our telephone representatives’ performance and to ensure compliance with our policies and standards, quality assurance personnel supervise each telephone representative on a frequent basis and provide ongoing training to the representative based on this review.

We maintain a client service department to promptly address client issues and questions and alert senior executives of potential problems that require their attention. In addition to addressing specific issues, a team of client service representatives contacts clients on a regular basis in order to establish a close rapport, determine clients’ overall level of satisfaction, and identify practical methods of improving their satisfaction.

Major Customers

We have approximately 15 clients. Unibanco accounts for approximately 40% of our revenues.

Personnel and Training

All of our call center personnel receive comprehensive training that instructs in each of the following topics:

•	how to use the system;
•	how to communicate with the client;
•	scripts; and
•	role playing.

These programs are conducted through a combination of classroom and role-playing sessions. New employees receive training on how to use our operating systems and on how to approach clients. Special orientations are also given out to employees on the respect of customer’s codes and how to respect creditors’ rights. Various upgrades and incentives are closely monitored by our human resource supervisor, including an upscale gradual commission that is awarded to each employee reaches at least 70% of the targeted performance.

As of January 15, 2006, we had a total of approximately 113 full-time employees and 41 trainees and 24 cooperatives. Our employees are not represented by a labor union. We believe that our relations with our employees are satisfactory.

Sales and Marketing

Our sales force is comprised of ATN’s senior management team, which markets our accounts receivable services to potential clients.

Competition

The accounts receivable management and collection industry in Brazil is highly competitive. We compete with a large number account receivable management providers, including Sincred, Mastercob and Easycob. Some of our competitors may offer more diversified services and/or operate in broader geographic areas than we do. In addition, many companies perform accounts receivable management services through their own in-house staff. Moreover, many larger clients retain multiple outsourcing providers, which exposes us to continuous competition in order to remain a preferred vendor. We believe that the primary competitive factors in obtaining and retaining clients are the ability to provide customized solutions to a client’s requirements, personalized quality service, sophisticated call and information systems, and price.

Regulation

The accounts receivable management industry in Brazil is regulated by Brazil Consumer Defense Code (Law 8078 of September 11, 1990). The Consumer Defense Code is a regulatory entity designed to maintain a standard procedure to protect the privacy and rights of the debtors. It is intended to limit and outline the collection procedure so that such procedure remains within acceptable commercial practice. No pressure or harassment is permitted. We believe that we are in compliance in all material respects with all applicable regulations.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

Our Business Overview

General

We are engaged in the business of managing and servicing accounts receivables for large financial institutions in Brazil. Our focus is on the recovery of delinquent accounts (generally, accounts that are 60 days or more past due).

We generate revenue from the recovery of delinquent accounts receivable on a contingency fee basis. Our contingent fees typically are around 15 percent of the amounts recovered on behalf of our clients. Our average fee for contingency-based revenue was approximately 15 percent during the fiscal year ended December 31, 2004 and 2003. We do not acquire accounts receivable for our own account, however, we may do so in the future if we are able to raise sufficient capital for this purpose. Our services are currently limited to managing the recovery of accounts receivable for our third-party clients.

The portfolios of consumer receivables that we service consist of one or more of the following types of consumer receivables:

● charged-off receivables - accounts that have been written-off by the originators and may have been previously serviced by collection agencies;

● semi-performing receivables - accounts where the debtor is making partial or irregular monthly payments, but the accounts may have been written-off by the originators; and

● performing receivables - accounts where the debtor is making regular monthly payments that may or may not have been delinquent in the past.

Results of Operations

Income Statement Items

The following table summarizes the results of our operations during the nine months ended September 30, 2005 and 2004 and provides information regarding the dollar and percentage increase or (decrease) from the current fiscal period to the prior fiscal period:

Nine Months Ended September 30, 2005 and 2004

Line Item	9/30/05	9/30/04	Increase (Decrease)	Percentage Increase (Decrease)

Net Revenues	$1,554,087	$1,131,290	$422,797	37%

Cost of Sales	$838,856	$647,002	$191,854	30%

Gross Profit	$715,231	$484,288	$230,943	48%

Selling, General and Administrative Expenses	$614,481	$593,187	$21,294	7%
Interest Expense	$19,809	$12,849	$6,960	54%
Total Expenses	$634,290	$606,036	$28,254	5%
Net Income (Loss)	$80,941	$(121,748)	$202,689	166%
Earnings (loss) per share of common stock	$.16	$(0.24)	$.40	167%

Net Revenues increased due primarily to increased collections of receivables from our service portfolios from our customers.

The Cost of Sales increase was primarily due to an increase in servicing costs. The increase in receivable servicing expenses resulted from the increase in our average outstanding accounts that we serviced during the nine month period ended September 30, 2004 coupled with increased costs associated with court costs, data processing costs, salaries, payroll taxes and benefits, professional fees, telephone charges and rent.

Selling, General and Administrative Expenses increased due primarily to an increase in payroll expenses and related fringe benefits based on an increase in payments for our “pay for performance programs” to our employees, which gives the proper incentives for our employees to increase collections, which increased our revenues.

Interest Expense increased due primarily to an increase in our notes payable to our Banks.

Years Ended December 31, 2004 and 2003

Line Item	12/31/04	12/31/03	Increase (Decrease)	Percentage Increase (Decrease)

Revenues	$1,633,963	$949,018	$684,945	72%

Cost of Sales	$881,511	$565,382	$316,129	56%

Gross Profit	$752,452	$383,636	$368,816	96%

Selling, General and Administrative Expenses	$993,408	$538,428	$454,980	93%
Interest Expense	$17,132	$12,742	$4,390	34%
Total Expenses	$1,010,540	$551,170	$459,370	83%
Net Loss	$(258,088)	$(167,534)	$(90,554)	54%
Earnings (loss) per share of common stock	$(0.52)	$(0.34)	$(.18)	53%

Net Revenues increased due primarily to the revenue derived the increased collections of receivables from our service portfolios from our customers.

The Cost of Sales increase was primarily due to an increase receivable servicing costs. The increase in receivable servicing expenses resulted from the increase in our average outstanding accounts serviced by us during the year ended December 31, 2004 coupled with increased costs associated with court costs, data processing costs, salaries, payroll taxes and benefits, professional fees, telephone charges and rent.

Selling, General and Administrative Expenses increased primarily due to:

● An increase in payroll expenses and related fringe benefits of based on an increase in payments for our “pay for performance programs” to our employees, which gives the proper incentives for our employees to increase collections, which increased our revenues.

● An increase in collection expenses, which includes telephone, mailings and other collection expenses.

Interest Expense increased $4,390 due primarily to an increase in our notes payable to our Banks.

Balance Sheet Items - Consolidated

September 30, 2005

We had total current assets of $1,257,723 as of September 30, 2005, of which $1,043,302 was cash. Our total assets as of September 30, 2005 were $2,247,459. We had total current liabilities of $970,543 as of September 30, 2005. Our total stockholders' equity as of September 30, 2005 was $1,276,916.

Changes in our balance sheet items reflect, among other things, the net of amounts expended for our operations and our increased bank loan.

December 31, 2004

We had total current assets of $1,325,790 as of December 31, 2004, of which $1,061,512 was cash. Our total assets as of December 31, 2004 were $1,594,610. We had total current liabilities of $931,468 and total liabilities of $1,975,756 as of December 31, 2004. Our total stockholders' deficiency as of December 31, 2004 was $381,146.

Changes in our balance sheet items reflect, among other things, the net of amounts expended for our operations and increased bank loan.

Cash Flows Items

September 30, 2005 - ATN Capital & Participações Ltda.

We provided $59,952 in cash from our operating activities during the nine-month period ended September 30, 2005 as compared to $74,718 used in the prior nine month period. The difference of $134,670, or a 180% increase, is attributable primarily to the following factors:

•	Increased collection of our accounts receivable of $58,572

•	Increase in our accounts payable of $60,187

•	Increase in our net profit of $202,689

These increases were offset by decreases in:

•	Accounts payable to credit card companies of $165,715

•	Advances from our stockholders of $51,461

We used $27,533 in cash from our investing activities during the nine-month period ended September 30, 2005 as compared to $11,011 used in the prior period. This increase is due primarily to the purchase of property and equipment for our office.

We used a net $8,687 from financing activities during the nine-month period ended September 30, 2005 as compared we received a net of $75,954 during the prior period. This decrease is due primarily to the repayment of our bank loan

December 31, 2004- ATN Capital & Participações Ltda.

We used $11,099 in cash from our operating activities during the year ended December 31, 2004 as compared to $54,004 used in the prior year ended December 31, 2003. The increase of $42,905, or a 79% increase in the operating activities funds, is attributable primarily to the following factors:

•	Increase in our accrued liabilities of $107,438

•	Increase in our payable to credit card companies of $163,297

The above increases were offset by a decrease primarily due to the following:

•	Decrease in collection of our accounts receivable of $66,028

•	Repayment of our advances from Shareholders of $48,651

•	Increase in our net loss of $90,554

We used $16,861 in cash from our investing activities during the year ended December 31, 2004 as compared to $88,145 used in the prior year. This decrease of 71,284 is due primarily to a decrease in the purchase of property and equipment for our office.

We provided a net $49,328 from our financing activities during the year ended December 31, 2004 as compared to where we received a net of $152,944 during the prior year. This decrease in 2004 is due primarily to the net repayment of our bank loan

December 31, 2004- Lexicon United Incorporated

We used $7,446 in cash from our operating activities during the year ended December 31, 2004 as compared to $40,000 provided for in the prior year ended December 31, 2003. The decrease of $47,446, or a 119% decrease in the operating activities funds, is attributable primarily to the decrease in our loans from officers of $100,000.

The above decrease was offset by an increase primarily due to the following:

•	Increase in accounts payable and accrued expense of approximately $48,000

•	Decrease in our loss of approximately $5,000

We provided a net $1,012,000 from our financing activities during the year ended December 31, 2004 as compared to where we used a net of $40,000 during the prior year. This increase in 2004 is due primarily to a $1,000,000 loan we received from an officer.

Liquidity and Capital Resources

Operations to date have been primarily financed by debt and equity transactions. As a result, our future operations will continue to be dependent upon the successful completion of additional equity financing and the timing and terms thereof, as well as support of principal stockholders. Implementation of our business acquisition and growth strategies has increased our need for working capital if we are to be able to seek out and capitalize on available business opportunities and attain our intended growth. Additionally, even if we continue to raise working capital, there can be no assurance that the net proceeds will be sufficient to enable us to develop our business to a level where we will be able to generate profits and positive cash flows. Our financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts nor to amounts and classification of liabilities that may be necessary should we be unable to continue as a going concern.

We had total current assets of $1,257,723 as of September 30, 2005, of which $1,043,302 was cash. We had total current liabilities of $970,543 as of September 30, 2005. Our total stockholders' equity as of September 30, 2005 was $1,276,916.

We believe that our current working capital will be sufficient to sustain our operations at our current levels for the next twelve months. We will require additional working capital to operate beyond such period.

Our financial statements have been prepared on the basis that we will continue as a going concern, which contemplates the realization and satisfaction of our liabilities and commitments in the normal course of business.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

DESCRIPTION OF PROPERTY

Our executive offices in the U.S.A. are located at 4500 Steiner Ranch Boulevard, Suite 1708, Austin, Texas 78732. This space is the residence of our Secretary and we utilize the space on a rent-free basis pursuant to a verbal understanding with our Secretary.

ATN’s executive offices are located at 177 Av. Rio Branco, 7th and 8th Floors, Rio de Janeiro, Brazil 20040-007. ATN’s office space consists of approximately 500 square meters of space on two floors of a 22-story building in downtown Rio de Janeiro. ATN occupies the entire 7th and 8th floor of this building. ATN’s space consists of 500 square meters which is used as a call center, 100 square meters of administrative offices, consisting of 5 offices in total; and one conference rooms consisting of 18 square meters of space.

ATN has the right to use this property pursuant to a lease agreement with Santa Casa de Misericordia do Rio de Janeiro. The rent payment is R$ 7,600.00 (seventy thousand six hundred reais) and the lease expires on April 30, 2010.

ATN also has a second office in Vitoria, Brazil with a space of 100 square meters and 15 employees. This office engages primarily in recovering delinquent accounts in the state of Espirito Santo.

ATN has a third office is in Niteroi, Brazil with a space of 35 square meters and 3 employees. This office engages primarily in selecting recovered account for possible new credit card issuance as well as in public relation for ATN.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

On February 27, 2006, we consummated the transactions contemplated by a share exchange agreement among us, ATN, Omar Malheiro Silva Araújo and Manuel da Costa Fraguas, both directors and officers of ATN. Pursuant to the share exchange agreement, we acquired eighty percent of the outstanding capital stock of ATN in exchange for 2,000,000 shares of our common stock, in the aggregate. As a result of this transaction, Messrs. Araújo and Fraguas became the owners of 23.72% of our outstanding capital stock.

On November 22, 2005, we entered into a Debt Conversion Agreement with Keyano Invest Inc., the holder of our convertible promissory note having a principal amount plus accrued interest of $1,063,750. Under the Debt Conversion Agreement, we converted Keyano’s note and any accrued interest into our common stock at a rate of $0.20 per share. 5,318,750 shares of our common stock were delivered to Keyano and the note was cancelled. Keyano is an affiliate of our director and current Chief Executive Officer, President and Treasurer, Elie Saltoun, who is the owner of a 50% interest in Keyano.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

There has been no established public trading market for our common stock and, none of our shares of our common stock are eligible for sale in a public trading market. There is no current price quoted for our common stock.

None of our common stock or preferred stock is subject to outstanding options or warrants and we have no outstanding securities that are convertible into our common stock or preferred stock. None of our stock is eligible to be sold pursuant to Rule 144 under the Securities Act.

As February 24, 2006, our common stock was held by 81 stockholders of record.

Continental Stock Transfer and Trust Company is currently acting as our transfer agent. Contact information for Continental Stock Transfer and Trust Company is as follows: 17 Battery Place, New York, New York 10004, telephone (212) 509-4000.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING
AND FINANCIAL DISCLOSURE

There have been no disagreements regarding accounting and financial disclosure matters with our independent certified public accountants.

LEGAL MATTERS

The validity of the shares of common stock being offered under this prospectus will be passed upon for us by Thelen Reid and Priest LLP.
.
EXPERTS

The financial statements of Lexicon United Incorporated and ATN Capital & Participações Ltda. as of and for the years ended December 31, 2004 and December 31, 2003 included in the prospectus and in the registration statement have been audited by Meyler & Company, LLC of Middletown, New Jersey, independent public accountants, and have been included in this prospectus in reliance upon the report of that firm and their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission, a registration statement on Form SB-2 under the Securities Act with respect to the common stock offered in this offering. This prospectus does not contain all of the information set forth in the registration statement. For further information with respect to us and the common stock offered in this offering, we refer you to the registration statement and to the attached exhibits. With respect to each such document filed as an exhibit to the registration statement, we refer you to the exhibit for a more complete description of the matters involved.
You may inspect our registration statement and the attached exhibits and schedules without charge at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain copies of all or any part of our registration statement from the SEC upon payment of prescribed fees. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330.
Our SEC filings, including the registration statement and the exhibits filed with the registration statement, are also available from the SEC’s website at www.sec.gov, which contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC.

Lexicon United Incorporated

Index to Financial Statements

ATN CAPITAL & PARTICIPAÇÕES, LTDA.	Page

FINANCIAL STATEMENTS FOR THE TWO YEARS ENDED DECEMBER 31, 2004 AND 2003
AND THE NINE MONTHS ENDED SEPTEMBER 30, 2005 (UNAUDITED)

Report of Independent Registered Public Accounting Firm	F 1

Consolidated Balance Sheets	F 2

Consolidated Statements of Operations	F 3

Consolidated Statements of Cash Flows	F 4

Consolidated Statements of Stockholders’ Equity (Deficit)	F 5

Notes to Financial Statements	F 6 - F10

LEXICON UNITED INCORPORATED

UNAUDITED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005

Balance Sheets	F-12

Statements of Operations	F-13

Statements of Cash Flows	F-14

Notes to Financial Statements	F-15-F16

AUDITED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2004 and 2003

Report of Independent Registered Public Accounting Firm	F-18

Balance Sheets	F-19

Statements of Operations	F-20

Statements of Cash Flows	F-21

Statement of Stockholders’ Deficit	F-22

Notes to Financial Statements	F23-25

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENT	F26

ATN CAPITAL & PARTICIPAÇÕES, LTDA.

FINANCIAL STATEMENTS

FOR THE TWO YEARS ENDED
DECEMBER 31, 2004 AND 2003
AND THE NINE MONTHS ENDED
SEPTEMBER 30, 2005 (UNAUDITED)

MEYLER & COMPANY, LLC
CERTIFIED PUBLIC ACCOUNTANTS
ONE ARIN PARK
1715 HIGHWAY 35
MIDDLETOWN, NJ 07748

Report of Independent Registered Public Accounting Firm

To the Board of Directors
and Stockholders
ATN Capital & Participações, Ltda.
Rio de Janeiro, Brazil

We have audited the accompanying balance sheets of ATN Capital & Participações, Ltda., a Brazilian company, as of December 31, 2004 and 2003 and the related statements of operations and stockholder’s equity (deficit), and cash flows for each of the two years in the period then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ATN Capital & Participações, Ltda. as of December 31, 2004 and 2003, and the results of its operations and its cash flows for each of the two years then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note A to the consolidated financial statements, the Company has incurred cumulative losses of $449,323 since inception, has negative working capital of $546,593, and there are existing uncertain conditions the Company faces relative to its ability to obtain capital and operate successfully. These conditions raise substantial doubt about its ability to continue as a going concern. Management’s plans regarding those matters are also described in Note A. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

/s/ Meyler & Company, LLC

Middletown, NJ
February 5, 2006

ATN CAPITAL & PARTICIPAçõES, LTDA.

CONSOLIDATED BALANCE SHEETS

	September 30,	December 31,
	2005	2004	2003
	(Unaudited)
ASSETS
CURRENT ASSETS
Cash	$94,370	$56,958	$30,690
Accounts receivable	119,187	55,229	75,748
Advances to suppliers			20,577
Other receivables	92,332	98,562	96,911
Prepaid expenses	2,902	10,487	17,544
Total Current Assets	308,791	321,236	241,470

FIXED ASSETS, net of accumulated depreciation
of $222,505 $167,293 and $99,866, respectively	327,436	268,820	283,729
Total Assets	$636,227	$590,056	$525,199

LIABILITIES AND STOCKHOLDER’S EQUITY (DEFICIT)

CURRENT LIABILITIES
Current portion of loan payable to banks	$330,155	$241,252	$148,271
Accounts payable	70,642	2,729	977
Accrued expenses	166,132	159,782	144,918
Amounts payable to credit card companies	28,700	180,000
Accrued contingent liabilities	278,000	187,000	63,000
Capital advances to be returned	57,916	97,066	138,447
Total Current Liabilities	931,545	867,829	495,613

LONG TERM PORTION OF LOANS PAYABLE TO BANKS		44,288	64,108

STOCKHOLDER’S EQUITY (DEFICIT)
Common stock, par value R$1.00 per share,
500,000 shares authorized and outstanding	382,919	382,919	382,919
Accumulated deficit	(368,382)	(449,323)	(191,235)
Comprehensive loss	(309,855)	(255,657)	(226,206)
Total Stockholder’s Equity (Deficit)	(295,318)	(322,061)	(34,522)

TOTAL LIABILITIES AND STOCKHOLDERS EQUITY
DEFICIT	$636,227	$590,056	$525,199

See accompanying notes to financial statements.

ATN CAPITAL & PARTICIPAçõES, LTDA.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Nine Months Ended		For the Years Ended
	September 30,		December 31,
	2005	2004	2004	2003
	(Unaudited)	(Unaudited)

Revenues	$1,554,087	$1,131,290	$1,633,964	$949,018

Costs and expenses:
Cost of services	838,856	647,002	881,512	565,382
General administrative expenses	593,607	553,412	940,251	487,903
Interest expense	19,809	12,849	17,132	12,742
Depreciation	20,874	39,775	53,157	50,525

Total Costs and Expenses	1,473,146	1,253,038	1,892,052	1,116,552

NET INCOME (LOSS)	$80,941	$(121,748)	$(258,088)	$(167,534)

See accompanying notes to financial statements.

ATN CAPITAL & PARTICIPAçõES, LTDA.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine Months Ended		For the Years Ended
	September 30,		December 31,
	2005	2004	2004	2003
	(Unaudited)	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$80,941	$(121,748)	$(258,088)	$(167,534)
Adjustments to reconcile net income (loss) to net
Cash provided by (used in) operating activities:
Depreciation	20,874	39,775	53,157	50,525
Changes in assets and liabilities:
Decrease (increase) in accounts receivable	58,572	(60,105)	(66,028)	(18,400)
Decrease (increase) in other receivables	22,317	(21,250)	6,279	(22,908)
Decrease (increase) in advances to suppliers		19,997	20,319	(7,971)
Decrease (increase) in prepaid expenses	8,556	17,050	7,811	(16,074)
Increase (decrease) in accounts payable	60,187	6,884	1,512	(812)
Increase (decrease) in accrued expenses	(23,805)	(26,561)	1,855	11,538
Increase (decrease) in amounts payable to
credit card companies	(165,715)		163,297	58,502
Increase in accrued contingent liabilities	49,486	65,146	107,438	59,130
Increase (decrease) in capital advances to be
refunded	(51,461)	6,094	(48,651)
Net cash provided by (used in) operating
activities	59,952	(74,718)	(11,099)	(54,004)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of fixed assets	(27,533)	(11,011)	(16,861)	(88,145)
Net cash used in investing activities	(27,533)	(11,011)	(16,861)	(88,145)
CASH FLOWS FROM FINANCING ACTIVITIES
Increase (decrease) in loans payable to bank	(8,687)	75,954	49,328	152,944

INCREASE (DECREASE) IN CASH	23,732	(9,775)	21,368	10,795

EFFECT OF EXCHANGE RATE CHANGES ON
CASH	13,680	(288)	4,900	4,256

CASH AT BEGINNING OF PERIOD	56,958	30,690	30,690	15,639

CASH AT END OF PERIOD	$94,370	$20,627	$56,958	$30,690

See accompanying notes to financial statements.

ATN CAPITAL & PARTICIPAçõES, LTDA.

STATEMENT OF STOCKHOLDERS’ DEFICIT

	Common	Accumulated	Comprehensive
	Stock	Deficit	Loss	Total
Balance, December 31, 2002	$382,919	$(23,701)	$(220,607)	$138,611

Net loss for the year ended December 31, 2003	(167,534)	(167,534)		(167,534)

Change in comprehensive loss			(5,599)	(5,599)

Balance, December 31, 2003	382,919	(191,235)	(226,206)	(34,522)

Net loss for the year ended December 31, 2004		(258,088)		(258,088)

Change in comprehensive loss			(29,451)	(29,451)

Balance, December 31, 2004	382,919	(449,323)	(255,657)	(322,061)

Net income for the nine months ended
September 30, 2005 (unaudited)		80,941		80,941

Change in comprehensive loss			(54,198)	(54,198)

Balance, December 31, 2005 (unaudited)	$382,919	$(368,382)	$(309,855)	$(295,318)

See accompanying notes to financial statements.

ATN CAPITAL & PARTICIPAçõES, LTDA.

NOTES TO FINANCIAL STATEMENTS
December 31, 2004
(Unaudited September 30, 2005)

NOTE A - NATURE OF BUSINESS

ATN Capital & Participações, Ltda. (the “Company”), a Brazilian Company incorporated in April 1997, is in the business of managing and servicing accounts receivable for large financial institutions. The Company’s focus is on the recovery of delinquent accounts (generally, accounts that are 60 days or more past due). The Company generates revenues from the recovery of the delinquent accounts receivable on a contingency fee basis.

Going Concern

As indicated in the accompanying financial statements, the Company has incurred cumulative net operating losses of $449,323 since inception and has a negative working capital of $546,593 at December 31, 2004. At September 30, 2005, the cumulative operating loss was $368,382 and the negative working capital was $622,754. Management’s plans include merging with a public company in order to raise capital through the equity markets to fund future operations and generating of revenue through its business. Failure to raise adequate capital and generate adequate sales revenues could result in the Company having to curtail or cease operations. Additionally, even if the Company does raise sufficient capital to support its operating expenses and generate adequate revenues, there can be no assurances that the revenue will be sufficient to enable it to develop business to a level where it will generate profits and cash flows from operations. These matters raise substantial doubt about the Company’s ability to continue as a going concern. However, the accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. These financial statements do not include any adjustments relating to the recovery of the recorded assets or the classification of the liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and related notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly-liquid investments with a maturity of three months or less. There are no cash equivalents at September 30, 2005, December 31, 2004, and December 31, 2003.

Equipment and Depreciation

Equipment is stated at cost and is depreciated using the straight line method over the estimated useful lives of the respective assets. The estimated useful life of office equipment is five years. Routine maintenance, repairs and replacement costs are expensed as incurred and improvements that extend the useful life of the assets are capitalized. When equipment is sold or otherwise disposed of, the cost and related accumulated depreciation are eliminated from the accounts and any resulting gain or loss is recognized in operations.

ATN CAPITAL & PARTICIPAçõES, LTDA.

NOTES TO FINANCIAL STATEMENTS
December 31, 2004
(Unaudited September 30, 2005)

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition

The Company derives its revenue primarily from collection of distressed debt. When satisfactory agreements are reached between the debtor and the credit card company, a commission is earned and recorded.

 Fair Values of Financial Instruments

The Company uses financial instruments in the normal course of business. The carrying values of cash equivalents, accounts receivable, accounts payable, accrued expenses and other current liabilities approximate their fair value due to the short-term maturities of these assets and liabilities.

Income Taxes

The Company accounts for income taxes using the liability method, which requires the determination of deferred tax assets and liabilities based on the differences between the financial and tax bases of assets and liabilities using enacted tax rates in effect for the year in which differences are expected to reverse. Deferred tax assets are adjusted by a valuation allowance, if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Income tax provisions require the use of management judgments, which are subject to challenge by various taxing authorities. Significant estimates used in accounting for income taxes relate to determination of taxable income and the determination of differences between book and tax bases.

Net Loss Per Common Share

The Company computes per share amounts in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 128, “Earnings per Share”. SFAS No. 128 requires presentation of basic and diluted EPS. Basic EPS is computed by dividing the income (loss) available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted EPS is based on the weighted-average number of shares of common stock and common stock equivalents outstanding during the period.

Consolidated Financial Statements

The consolidated financial statements include the Company and its wholly owned subsidiary. All significant intercompany transactions and balances have been eliminated in consolidation.

Stock-Based Compensation

SFAS No. 123, “Accounting for Stock-Based Compensation” prescribes accounting and reporting standards for all stock-based compensation plans, including employee stock options, restricted stock, employee stock purchase plans and stock appreciation rights. SFAS No. 123 requires employee compensation expense to be recorded using the fair value method.

ATN CAPITAL & PARTICIPAçõES, LTDA.

NOTES TO FINANCIAL STATEMENTS
December 31, 2004
(Unaudited September 30, 2005)

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Foreign Currency Translation

The Company considers the Brazilian currency (Reais) to be its functional currency. Assets and liabilities were translated into U.S. dollars at the period end exchange rates. The equity accounts were translated at historical rates. Statement of Operations amounts were translated using the average rate during the year. Gains and losses resulting from translating foreign currency financial statements were accumulated in other comprehensive income (loss), a separate component of stockholder’s equity (deficit).

Business Combinations and Goodwill

In July 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 141, “Business Combinations”. SFAS No. 141 requires the purchase method of accounting for business combinations initiated after June 30, 2001 and eliminates the pooling-of-interests method.

In July 2001, the FASB issued SFAS No. 142, “Goodwill and Other Intangible Assets”, which the Company adopted during 2004. SFAS No. 142 requires, among other things, the discontinuance of goodwill amortization. In addition, the standard includes provisions for the reclassification of certain existing recognized intangibles as goodwill, reassessment of the useful lives of existing recognized intangibles, reclassification of certain intangibles out of previously reported goodwill and the identification of reporting units for purposes of assessing potential future impairment of goodwill.

In August 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. SFAS No. 144 changes the accounting for long-lived assets to be held and used by eliminating the requirement to allocate goodwill to long-lived assets to be tested for impairment, by providing a probability weighted cash flow estimation approach to deal with situations in which alternative courses of action to recover the carrying amount of possible future cash flows and by establishing a primary-asset approach to determine the cash flow estimation period for a group of assets and liabilities that represents the unit of accounting for long-lived assets to be held and used. SFAS No. 144 changes the accounting for long-lived assets to be disposed of other than by sale by requiring that the depreciable life of a long-lived asset to be abandoned be revised to reflect a shortened useful life and by requiring the impairment loss to be recognized at the date a long-lived asset is exchanged for a similar productive asset or distributed to owners in a spin-off if the carrying amount of the asset exceeds its fair value. SFAS No 144 changes the accounting for long-lived assets to be disposed of by sale by requiring that discontinued operations no longer be recognized at a net realizable value basis (but at the lower of carrying amount or fair value less costs to sell), by eliminating the recognition of future operating losses of discontinued components before they occur, and by broadening the presentation of discontinued operations in the income statement to include a component of an entity rather than a segment of a business. A component of an entity comprises operations and cash flows that can be clearly distinguished operationally, and for financial reporting purposes, from the rest of the entity.

ATN CAPITAL & PARTICIPAçõES, LTDA.

NOTES TO FINANCIAL STATEMENTS
December 31, 2004
(Unaudited September 30, 2005)

NOTE C - OFFICE EQUIPMENT

Equipment is comprised of the following:

	September 30,	December 31,
	2005	2004	2003
Office equipment, primarily computers	$299,327	$226,716	$191,215
Leasehold improvements	250,614	209,397	192,380
	549,941	436,113	383,595
Less accumulated depreciation	222,505	167,293	99,866

	$327,436	$268,820	$283,729

NOTE D - NOTE PAYABLE TO BANK

The Company has several loans with various Brazilian banks and financial institutions. The loans are secured by personal guarantees of the Company’s principal shareholders and bear interest at rates ranging from 2.48% to 6%. An analysis of the current and long-term portion is as follows:

September 30,	September 30,	December 31,
	2005	2004		2003
Total loans outstanding	$330,155		$285,540	$212,379
Less: current portion	330,155		241,252	148,271
Long-term portion	$	$	$ 44,288	$65,108

The majority of the loans expire in November 2005 and have been renewed for one year.

NOTE E - ACCRUED CONTINGENT LIABILITIES

The Company is responsible to the Brazilian taxing authorities for a municipal service tax at the rate of 5% based upon salaries by location. Since the Company paid taxes at rates lower than the 5%, it is contingently liable for the balance. The Company is in dispute with the taxing authorities relating to this matter. Since it is probable that such amount will be paid, a contingency provision has been recorded in the financial statements.

NOTE F - CAPITAL ADVANCES TO BE RETURNED

The Company’s two major stockholders have taken capital contributions from investors who were to be stockholders. It was subsequently decided to return the capital contributions as cash resources become available. There is currently no demand by these investors to have the funds immediately returned.

NOTE G - INCOME TAXES

No provision has been made for income taxes for the nine months ended September 30, 2005 since the Company has a net operating carry forward loss of approximately $368,000 which has an unlimited carry forward period.

ATN CAPITAL & PARTICIPAçõES, LTDA.

NOTES TO FINANCIAL STATEMENTS
December 31, 2004
(Unaudited September 30, 2005)

NOTE H - UNAUDITED INTERIM FINANCIAL STATEMENTS

The unaudited interim financial statements at September 30, 2005 and 2004 have been prepared in accordance with accounting principles generally accepted in the United States of America and the rules of the U.S. Securities and Exchange Commission, and should be read in conjunction with the audited financial statements and notes thereto for the year ended December 31, 2004 and 2003. In the opinion of management, all adjustments consisting of normal recurring accruals considered necessary for a fair presentation of financial position and the results of operations for the nine months ended September 30, 2005 and 2004 have been included. Operative results for the nine months ended September 30, 2005 are not necessarily indicative of the results that may be expected for the full year.

NOTE I - SUBSEQUENT EVENTS

On December 12, 2005, (amended January 18, 2006) the Company entered into a share exchange agreement with Lexicon United Incorporated, a U.S. Public Company. Under the terms of the agreement, the Company would exchange 400,000 shares of its currently outstanding shares held by the two principal stockholders for 2,000,000 shares of Lexicon United Incorporated. The share exchange agreement provides Lexicon an 80% interest in the Company.

LEXICON UNITED INCORPORATED
(A Development Stage Company)

UNAUDITED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005

LEXICON UNITED INCORPORATED
(A Development Stage Company)

BALANCE SHEETS
(Unaudited)

	September 30,	December 31,
	2005	2004
ASSETS

CURRENT ASSETS
Cash	$948,932	$1,004,554
Total Current Assets	948,932	1,004,554

Equipment, net of depreciation of $213	2,630
Total Assets	$951,562	$1,004,554

LIABILITIES AND STOCKHOLDERS’ DEFICIT

CURRENT LIABILITIES
Interest payable to officer	$56,801	$19,300
Accounts payable	513	10,957
Accrued expenses	26,485	21,382
Loans payable to officer	12,000	12,000
Total Current Liabilities	95,799	63,639

LONG-TERM DEBT - Convertible promissory note-
related party	1,000,000	1,000,000
Total Liabilities	1,095,799	1,063,639

STOCKHOLDERS’ DEFICIT
Preferred stock $0.001 par value, 10,000,000
shares authorized, none issued and outstanding
Common stock $0.001 par value, 40,000,000
shares authorized, 1,125,000 and 4,450,000 issued and outstanding
at September 30, 2005 and December 31, 2004, respectively	1,125	4,450
Paid-in-capital	101,375	98,050
Deficit accumulated during development stage	(246,737)	(161,585)

Total Stockholders’ Deficit	(144,237)	(59,085)

Total Liabilities and Stockholders’ Deficit	$951,562	$1,004,554

See accompanying notes to financial statements.

LEXICON UNITED INCORPORATED
(A Development Stage Company)

STATEMENTS OF OPERATIONS
(Unaudited)

					Cumulative
	Three Months	Three Months	Nine Months	Nine Months	Inception
	Ended	Ended	Ended	Ended	July 17, 2001 to
	September 30,	September 30,	September 30,	September 30,	September 30,
	2005	2004	2005	2004	2005
ADMINISTRATIVE EXPENSES
INCOME
Interest income	$7,511		$17,840		$22,939
Total Income	7,511		17,840		22,939

COSTS AND EXPENSES
Selling, general and
administrative	22,675	$6,663	65,278	$6,663	231,962
Depreciation	71		213		213
Total Costs and Expenses	22,746	6,663	65,491	6,663	232,175

NET OPERATING LOSS	(15,235)	(6,663)	(47,651)	(6,663)	(209,236)
OTHER EXPENSE
Interest expense	(12,500)		(37,501)		(37,501)
NET (LOSS)	$(27,735)	$(6,663)	$(85,152)	$(6,663)	$(246,737)
NET LOSS PER COMMON
SHARE (Basic)	$(0.01)	$(0.00)	$(0.02)	$(0.00)	$(0.04)
WEIGHTED AVERAGE COMMON SHARES
OUTSTANDING	1,125,000	1,125,000	1,125,000	1,125,000	1,576,556
NET LOSS PER COMMON SHARE
(FULLY DILUTED)	$(0.01)	$(0.00)	$(0.01)	$(0.00)	$(0.03)
FULLY DILUTED WEIGHTED AVERAGE
COMMON SHARES OUTSTANDING	2,158,225	1,648,731	2,169,301	1,939,252	1,850,210

See accompanying notes to financial statements.

LEXICON UNITED INCORPORATED
(A Development Stage Company)

STATEMENTS OF CASH FLOWS
(Unaudited)

	For the	For the Period
	Nine Months	July 17, 2001
	Ended	(Inception) to
	September 30,	September 30,
	2005	2005
CASH FLOWS FROM OPERATING ACTIVITIES

Net loss	$(85,152)	$(246,737)
Depreciation	213	213
Changes in operating assets and liabilities:
Accounts payable	(10,444)	513
Interest payable to officer	37,501	56,801
Accrued expenses	5,103	26,485
Net Cash Used in Operating Activities	(52,779)	(162,725)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of equipment	(2,843)	(2,843)
Net Cash Used in Investing Activities	(2,843)	(2,843)

CASH FLOWS FROM FINANCING ACTIVITIES
Cancellation of common stock issuances		(40,000)
Sale of common stock		142,500
Note payable to officer		1,000,000
Loan payable to officer		12,000
Net Cash Provided by Financing Activities		1,114,500

NET (DECREASE) INCREASE IN CASH	(55,622)	948,932

CASH BEGINNING OF PERIOD	1,004,554

CASH END OF PERIOD	$948,932	$948,932

See accompanying notes to financial statements.

LEXICON UNITED INCORPORATED
(A Development Stage Company)

NOTES TO UNAUDITED FINANCIAL STATEMENTS

NOTE 1 BASIS OF PRESENTATION

The accompanying financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary in order to make the financial statements not misleading have been included. Results for the three and nine months ended September 30, 2005 are not necessarily indicative of the results that may be expected for the year ending December 31, 2005. For further information, refer to the financial statements and footnotes thereto included in the Lexicon United Incorporated annual report on Form 10 KSB for the year ended December 31, 2004.

NOTE B - GOING CONCERN

As shown in the accompanying financial statements, the Company has incurred cumulative net operating losses of $246,737 since inception and is considered a company in the development stage. Management’s plans are to seek a viable merger candidate which is a going concern and reverse merge with it. It also seeks to raise capital for working capital and potential capital projects. However, even if the Company does find a viable merger candidate to reverse merge, and raises capital in the capital markets, there can be no assurances that the revenues and profits will be sufficient to enable it to continue as a going concern. These matters raise substantial doubt about the Company’s ability to continue as a going concern. However, the accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. These financial statements do not include any adjustments relating to the recovery of the recorded assets or the classification of the liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE C - STOCKHOLDERS’ DEFICIT

On April 29, 2004, the majority stockholders of the Company authorized a 4 for 1 reverse split. Accordingly, all per share figures in the financial statement have been restated.

NOTE D - SUBSEQUENT EVENTS

On November 22, 2005, the Company entered onto a Debt Conversion Agreement with Keyano Interest, Inc. (“Keyano”) to convert the convertible promissory note in the amount of $1,000,000 plus accrued interest of $63,750 into common stock of Lexicon United Incorporated. The conversion price was adjusted from $1.00 per share to $0.20 per share as an incentive to convert the loan. As a result of the conversion, Keyano received 5,318,750 shares of restricted common stock and the note was cancelled.

On December 12, 2005, (amended January 18, 2006) Lexicon United Incorporated (the “Company”) entered into a Share Exchange Agreement (the “Share Exchange Agreement”) with ATN Capital & Participações Ltda., a Brazilian limited company (“ATN”), Omar Malheiro Silva Araiyo, and Manuel da Costa Froguas, each shareholders of ATN (the “ATN Shareholders”) pursuant to which the Company agreed to acquire four hundred thousand (400,000) shares of outstanding capital stock of ATN (“ATN Shares”) from the ATN shareholders, in exchange for two million (2,000,000) shares of the Company’s common stock, in the aggregate. The ATN Shares constitute eighty percent (80%) of ATN’s issued and outstanding shares.

LEXICON UNITED INCORPORATED
(A Development Stage Company)

NOTES TO UNAUDITED FINANCIAL STATEMENTS

NOTE D - SUBSEQUENT EVENTS (CONTINUED)

In connection with the share exchange agreement, the Company has valued the 2,000,000 shares issued at $0.25 per share for an aggregate value of $500,000.

LEXICON UNITED INCORPORATED
(A Development Stage Company)

AUDITED FINANCIAL STATEMENTS

DECEMBER 31, 2004

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Lexicon United Incorporated
New York, NY

We have audited the accompanying balance sheets of Lexicon United Incorporated (a Development Stage Company) as of December 31, 2004 and 2003 and the related statements of operations, stockholders’ deficit and cash flows for each of the two years in the period ended December 31, 2004. These financial statements are the responsibility of Lexicon United Incorporated’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2004 in conformity with U.S. generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note B to the financial statements, the Company has incurred a net loss of $161,585 since inception and there are existing uncertain conditions the Company faces relative to its ability to obtain capital and operate successfully. These conditions raise substantial doubt about its ability to continue as a going concern. Management’s plans regarding those matters also are described in Note B. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

/s/ Meyler & Company, LLC

Middletown, NJ
March 29, 2005

LEXICON UNITED INCORPORATED
(A Development Stage Company)

BALANCE SHEETS

	December 31,
	2004	2003
ASSETS

CURRENT ASSETS
Cash	$1,004,554

Total Assets	$1,004,554

LIABILITIES AND STOCKHOLDERS’ DEFICIT

CURRENT LIABILITIES
Interest payable to officer	$19,300
Accounts payable	10,957		$957
Accrued expenses	21,382		2,600
Loans payable to officer	12,000
Total Current Liabilities	63,639		3,557

LONG-TERM DEBT - Convertible promissory note-
related party	1,000,000

Total Liabilities	1,063,639		3,557

STOCKHOLDERS’ DEFICIT
Preferred stock $0.001 par value, 10,000,000
shares authorized, issued and outstanding
Common stock $0.001 par value, 40,000,000
shares authorized, 4,450,000 in 2004 and
2003 issued and outstanding	4,450		4,450
Paid-in-capital	98,050		98,050
Deficit accumulated during development stage	(161,585)		(106,057)

Total Stockholders’ Deficit	(59,085)		(3,557)

	$1,004,554	$

See accompanying notes to financial statements.

LEXICON UNITED INCORPORATED
(A Development Stage Company)

STATEMENTS OF OPERATIONS

			For the Period
			July 17, 2001
			(Inception)
	Year Ended		to
	December 31,		December 31,
	2004	2003	2004

INCOME
Interest income	$5,099		$5,099
Total Income	5,099		5,099

COSTS AND EXPENSES
Selling, general and
administrative	60,627	$61,057	166,684

Total Costs and Expenses	60,627	61,057	166,684

NET LOSS	$(55,528)	$(61,057)	$(161,585)

NET LOSS PER COMMON
SHARE	$(0.01)	$(0.01)	$(0.02)

WEIGHTED AVERAGE
COMMON SHARES
OUTSTANDING	4,450,000	6,817,123	6,707,451

NET LOSS PER COMMON
SHARE (FULLY DILUTED)	$(0.01)	$(0.01)	$(0.02)

FULLY DILUTED WEIGHTED
AVERAGE COMMON SHARES
OUTSTANDING	7,414,633	6,817,123	7,154,006

See accompanying notes to financial statements.

LEXICON UNITED INCORPORATED
(A Development Stage Company)

STATEMENTS OF CASH FLOWS

				For the Period
				July 17, 2001
				(Inception)
	Year Ended			to
	December 31,			December 31,
	2004	2003		2004

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(55,528)		$(61,057)	$(161,585)
Changes in operating assets and liabilities:
Due from officer			100,000
Accounts payable	10,000		957	10,957
Interest payable to officer	19,300			19,300
Accrued expenses	18,782		100	21,382
Net Cash Used in Operating Activities	(7,446)		40,000	(109,946)

CASH FLOWS FROM FINANCING ACTIVITIES
Cancellation of common stock issuances			(40,000)	(40,000)
Sale of common stock				142,500
Note payable to officer	1,000,000			1,000,000
Loans payable to officer	12,000			12,000
Net Cash (Used in) Provided by Financing
Activities	1,012,000		(40,000)	1,114,500

NET (DECREASE) INCREASE IN CASH	1,004,554			1,004,554

CASH BEGINNING OF PERIOD

CASH END OF PERIOD	$1,004,554	$		$$1,004,554

SUPPLEMENTAL DATA:

Interest income	$5,099			$5,099

See accompanying notes to financial statements.

LEXICON UNITED INCORPORATED
(A Development Stage Company)

STATEMENT OF STOCKHOLDERS’ DEFICIT
July 17, 2001 to December 21, 2004

			Additional
	Common Stock		Contributed	Accumulated
	Shares	Amount	Capital	Deficit	Total

Issuance of common stock @ $0.01 per share	7,000,000	$7,000	$63,000		$70,000

Issuance of common stock @ $0.05 per share	1,240,000	1,240	60,760		62,000

Net loss for the period July 17, 2001 to December
31, 2001				$(35,937)	(35,937)

Balance, December 31, 2001	8,240,000	8,240	123,760	(35,937)	96,063

Issuance of common stock @ $0.05 per share	210,000	210	10,290		10,500

Net loss for year ended December 31, 2002				(9,063)	(9,063)

Balance, December 31, 2002	8,450,000	8,450	134,050	(45,000)	97,500

Cancellation of previously issued shares	(4,000,000)	(4,000)	(36,000)		(40,000)

Net loss for year ended December 31, 2003				(61,057)	(61,057)

Balance, December 31, 2003	4,450,000	4,450	98,050	(106,057)	(3,557)

Net loss for year ended December 31, 2004				(55,528)	(55,528)

Balance, December 31, 2004	4,450,000	$4,450	$98,050	$(161,585)	$(59,085)

See accompanying notes to financial statements.

LEXICON UNITED INCORPORATED
(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS
December 31, 2004

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Lexicon United Incorporated was incorporated on July 17, 2001 under the laws of the State of Delaware to engage in any lawful corporate undertaking, including, but not limited to, selected mergers and acquisitions. Lexicon has been in the development stage since its inception and has had no operations to date other than issuing of shares of its common stock to Lexicon’s three founding stockholders.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Business Combinations and Goodwill

In July 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 141, “Business Combinations”. SFAS No. 141 requires the purchase method of accounting for business combinations initiated after June 30, 2001 and eliminates the pooling-of-interests method.

In July 2001, the FASB issued SFAS NO. 142, “Goodwill and Other Intangible Assets”, which the Company adopted during 2004. SFAS No. 142 requires, among other things, the discontinuance of goodwill amortization. In addition, the standard includes provisions for the reclassification of certain existing recognized intangibles as goodwill, reassessment of the useful lives of existing recognized intangibles, reclassification of certain intangibles out of previously reported goodwill and the identification of reporting units for purposes of assessing potential future impairment of goodwill.

In August 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. SFAS No. 144 changes the accounting for long-lived assets to be held and used by eliminating the requirement to allocate goodwill to long-lived assets to be tested for impairment, by providing a probability weighted cash flow estimation approach to deal with situations in which alternative courses of action to recover the carrying amount of possible future cash flows and by establishing a primary-asset approach to determine the cash flow estimation period for a group of assets and liabilities that represents the unit of accounting for long-lived assets to be held and used. SFAS No. 144 changes the accounting for long-lived assets to be disposed of other than by sale by requiring that the depreciable life of a long-lived asset to be abandoned be revised to reflect a shortened useful life and by requiring the impairment loss to be recognized at the date a long-lived asset is exchanged for a similar productive asset or distributed to owners in a spin-off if the carrying amount of the asset exceeds its fair value. SFAS No 144 changes the accounting for long-lived assets to be disposed of by sale by requiring that discontinued operations no longer be recognized at a net realizable value basis (but at the lower of carrying amount or fair value less costs to sell), by eliminating the recognition of future operating losses of discontinued components before they occur, and by broadening the presentation of discontinued operations in the income statement to include a component of an entity rather than a segment of a business. A component of an entity comprises operations and cash flows that can be clearly distinguished operationally, and for financial reporting purposes, from the rest of the entity.

LEXICON UNITED INCORPORATED
(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
December 31, 2004

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Net Loss Per Common Share

The Company computes per share amounts in accordance with Statement of Financial Accounting standards (“SFAS”) No. 128, “Earnings per Share.” SFAS per share (“EPS”) requires presentation of basic and diluted EPS. Basic EPS is computed by dividing the income (loss) available to Common Stockholders by the weighted-average number of common shares outstanding for the period. Diluted EPS is based on the weighted-average number of shares of Common Stock and Common Stock equivalents outstanding during the periods.

NOTE B - GOING CONCERN

As shown in the accompanying financial statements, the Company has incurred cumulative net operating losses of $161,585 since inception and is considered a company in the development stage. Management’s plans are to seek a viable merger candidate which is a going concern and reverse merge with it. It also seeks to raise deficit capital for working capital and potential capital projects. However, even if the Company does find a viable merger candidate to reverse merge, and raises deficit capital in the capital markets, there can be no assurances that the revenues and profits will be sufficient to enable it to continue as a going concern. These matters raise substantial doubt about the Company’s ability to continue as a going concern. However, the accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. These financial statements do not include any adjustments relating to the recovery of the recorded assets or the classification of the liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE C - INCOME TAXES

The Company has adopted Financial Accounting Statement SFAS No. 109, Accounting for Income Taxes. Under this method, the Company recognizes a deferred tax liability or asset for temporary differences between the tax basis of an asset or liability and the related amount reported on the financial statements. The principal types of differences, which are measured at the current tax rates, are net operating loss carry forwards. At December 31, 2004, these differences resulted in a deferred tax asset of approximately $41,000. SFAS No. 109 requires the establishment of a valuation allowance to reflect the likelihood of realization of deferred tax assets. Since realization is not assured, the Company has recorded a valuation allowance for the entire deferred tax asset, and the accompanying financial statements do not reflect any net asset for deferred taxes at December 31, 2004.

The Company’s net operating loss carry forwards amount to $161,585 and expire through 2018.

NOTE D - LONG-TERM DEBT - CONVERTIBLE PROMISSORY NOTE - RELATED PARTY

On August 12, 2004, the Company issued a convertible promissory note to Keyano Corporation, a company 50% owned by the President of the Company, in the amount of $1,000,000 with a simple rate of interest of 5% per annum. The principal and related interest is due on August 12, 2007. The principal and all accrued interest is convertible into the Company’s common stock based upon a share price of $0.25 per share. The agreement provides for an antidilution provision relating to stock splits and recapitalization.

LEXICON UNITED INCORPORATED
(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
December 31, 2004

NOTE E - STOCKHOLDERS’ DEFICIT

In July 2001, the Assistant Treasurer who was also a major shareholder of the Company, acquired 4,000,000 shares of the Company’s common stock for $40,000. The Company, in a separate transaction, allowed the Assistant Treasurer to hold $100,000 in custody during his travels to Asia in connection with a proposed business venture. It was subsequently discovered in August 2003, that the funds were not used for the intended purposes and that the Assistant Treasurer absconded with the funds and has left the United States. The Board of Directors, on August 4, 2003, cancelled the shares originally issued to the Assistant Treasurer and wrote off the $100,000 held in custody by the Assistant Treasurer.

NOTE F - SUBSEQUENT EVENT

On February 28, 2005, the Company entered into a non-binding letter of intent with ATN Capital & Participações Ltda. (“ATN”) relating to the acquisition of 80% of the issued and outstanding capital stock of ATN. This non-binding letter of intent contemplates that the Company could pay to certain holders of the 80% interest of ATN, in the aggregate, $219,230 in cash and issue to such holders, in the aggregate, such number of shares of the Company’s common stock, which would constitute 75% of the Company’s issued and outstanding common stock. The letter of intent also contemplates that the Company will have at least $107,692 in cash at the closing which would be available for ATN’s working capital needs after the closing.

The letter of intent is non-binding and also subject to several conditions, including due diligence by both parties, negotiation and execution of a binding agreement relating to the acquisition, negotiation of employment agreements with management of ATN, approval by the Company’s board of directors, negotiation and execution of a shareholder’s agreement between the Company and the holders of the remaining 20% shareholders of ATN.

ATN is based in Brazil and is engaged in the business of credit collection and credit counseling.

LEXICON UNITED INCORPORATED

PRO-FORMA FINANCIAL STATEMENT
September 30, 2005

	Lexicon	ATN Capital &	Pro	Pro
	United	Participações	Forma	Forma
	Incorporated	Ltda.	Adjustments	Balance
	(Unaudited)	(Unaudited)
ASSETS
CURRENT ASSETS
Cash	$948,932	$94,370		$1,043,302
Accounts receivable		119,187		119,187
Other receivables		92,332		92,332
Prepaid expenses		2,902		2,902
Total Current Assets	948,932	308,791		1,257,723

INVESTMENT IN SUBSIDIARY			$(500,000)(3)
			500,000 (2)
FIXED ASSETS, net of accumulated
depreciation	2,630	327,436		330,066
GOODWILL			659,670 (3)	659,670
	$951,562	$636,227	$659,670	$2,247,459

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)

CURRENT LIABILITIES
Current portion of loans payable
to banks		$330,155		$330,155
Accounts payable	$513	70,642		71,155
Accrued expenses	26,485	166,132		192,617
Amounts payable to credit card
companies		28,700		28,700
Accrued contingent liabilities		278,000		278,000
Capital advances to be returned		57,916		57,916
Loans payable to officer	12,000			12,000
			$(63,750)(1)
Interest payable on note	56,801		6,949 (1)
	95,799	931,545	(56,801)	970,543
LONG TERM DEBT
Convertible promissory note to
related party	1,000,000		(1,000,000)(1)
STOCKHOLDERS’ EQUITY DEFICIT
Preferred stock $0.001 par value,
10,000,000 shares authorized, none
issued and outstanding
Common stock $0.001 par value,
40,000,000 shares authorized,			5,319 (1)
issued and outstanding 1,125,000 at
September 30, 2005 and 8,443,750
on Pro-Forma basis	1,125		2,000 (2)	8,444

			1,058,431 (1)
Paid-in-capital	101,375		498,000 (2)	1,657,806

Accumulated deficit	(246,737)	(368,382)	294,705 (3)	(327,363)
			(6,949)(1)
Common stock, par value R$1.00
per share, 500,000 shares authorized		382,919	(382,919)(3)
and outstanding		(309,855)	247,884 (3)	(61,971)
Comprehensive loss
Total Stockholders’ Equity
(Deficit)	(144,237)	(295,318)	1,716,471	1,276,916
	$951,562	$636,227	$659,670	$2,247,459

References:

(1) To record conversion of convertible promissory notes at $0.20 per share to common stock and record 5,318,750 shares.
(2) To record the issuance of 2,000,000 shares of the Company’s common stock at $0.25 per share in connection with the share    exchange agreement to acquire ATN Capital & Participações, Ltda.
(3) To eliminate investment in 80% owned subsidiary.

See accompanying notes to Pro-Forma Financial Statement.

LEXICON UNITED INCORPORATED

NOTES TO PRO-FORMA FINANCIAL STATEMENT
September 30, 2005

NOTE A - CONVERTIBLE PROMISSORY NOTE

On November 22, 2005, the Company entered onto a Debt Conversion Agreement with Keyano Interest, Inc. (“Keyano”) to convert the convertible promissory note in the amount of $1,000,000 plus accrued interest of $63,750 into common stock of Lexicon United Incorporated. The conversion price was adjusted from $1.00 per share to $0.20 per share as an incentive to convert the loan. As a result of the conversion, Keyano received 5,318,750 shares of restricted common stock and the note was cancelled.

NOTE B - ACQUISITION OF ATN CAPITAL & PARTICIPAÇÕES LTDA.

On December 12, 2005, (amended January 18, 2006) Lexicon United Incorporated (the “Company”) entered into a Share Exchange Agreement (the “Share Exchange Agreement”) with ATN Capital & Participações Ltda., a Brazilian limited company (“ATN”), Omar Malheiro Silva Araiyo, and Manuel da Costa Froguas, each shareholders of ATN (the “ATN Shareholders”) pursuant to which the Company agreed to acquire four hundred thousand (400,000) shares of outstanding capital stock of ATN (“ATN Shares”) from the ATN shareholders, in exchange for two million (2,000,000) shares of the Company’s common stock, in the aggregate. The ATN Shares constitute eighty percent (80%) of ATN’s issued and outstanding shares.

In connection with the share exchange agreement, the Company has valued the 2,000,000 shares issued at $0.25 per share for an aggregate value of $500,000.

The fair value of the net assets acquired is as follows at September 30, 2005:

Cash	$94,370
Accounts receivable	119,187
Other receivables	92,332
Prepaid expenses	2,902
Fixed assets	327,436
Liabilities assumed	(931,545)
$(295,318)

80% acquisition	$236,254
Purchase price	500,000
Goodwill	736,254
Less: 20% minority interest in
common stock of ATN	(76,584)
Net Goodwill	$659,670

Pro-Forma statement of operations for the nine months ended September 30, 2005 is as follows:

Revenues	$1,544,087
Costs and expenses	(1,558,298)
Net loss	$(14,211)
Net loss per share	$(0.01)

LEXICON UNITED INCORPORATED

2,001,250 Shares of Common Stock

PROSPECTUS

February , 2006

Dealer Prospectus delivery obligation

Until 90 days from the date of this prospectus, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 24.   Indemnification of Directors and Officers.

Article FIFTH of our Certificate of Incorporation provides that we must indemnify any and all persons who we have the power to indemnify under the General Corporation Law of the State of Delaware for and against any and all of the expenses, liabilities, or other matters referred to in or covered by that law. This indemnification is not exclusive of any other right to which those indemnified may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in their official capacity and as to action in another capacity while holding such position with the company. This indemnification is to continue as to a person who has ceased to be a director, officer, employee, or agent and will inure to the benefit of the heirs, executors and administrators of that person.

We have not entered into any indemnification agreements with our officers and directors, however, we may enter into an indemnification agreement with them or others who become our officers and/or directors in the future.

Item 25.   Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of common stock being registered. All amounts, other than the SEC registration fee, are estimates. We will pay all these expenses.

Amount to be Paid
SEC Registration Fee	$214
Printing Fees and Expenses	4,500
Legal Fees and Expenses	80,000
Accounting Fees and Expenses	60,000
Miscellaneous	3,000
Total	$147,714

Item 26.   Recent Sales of Unregistered Securities.

On February 27, 2006, we issued 2,000,000 shares of our common stock to the two stockholders of ATN, Omar Malheiro Silva Araújo and Manuel da Costa Fraguas. The shares were offered and sold in reliance upon an exemption from registration requirements of the Securities Act afforded by Section 4(2) of the Securities Act for offers and sales of securities that do not involve a public offering.
On November 22, 2005, we entered into a Debt Conversion Agreement with Keyano Invest Inc., the holder of our convertible promissory note having a principal amount plus accrued interest of $1,063,750. Under the Debt Conversion Agreement, we converted Keyano’s note and any accrued interest into our common stock at a rate of $0.20 per share. 5,318,750 shares of our common stock were delivered to Keyano and the note was cancelled. The shares were offered and sold in reliance upon an exemption from registration requirements of the Securities Act afforded by Section 4(2) of the Securities Act for offers and sales of securities that do not involve a public offering.
In issuing securities in reliance on Section 4(2) of the Securities Act as specified above, our reliance was based upon the following factors: (a) the issuance of the securities was an isolated private transaction by us which did not involve a public offering; (b) there were only a limited number of offerees; (c) there were no subsequent or contemporaneous public offerings of the securities by us; (d) the securities were not broken down into smaller denominations; and (e) the negotiations for the sale of the stock took place directly between the offeree and us.

Item 27.   Exhibits.

    The following exhibits are included as part of this Form SB-2.

Exhibit No.	Description

2.1
Share Exchange Agreement, dated December 12, 2005, among the registrant, ATN Capital & Participações Ltda, Omar Malheiro Silva Araújo and Manuel da Costa Fraguas (incorporated by reference to Exhibit 10.1 in the registrant’s current report on Form 8-K filed on December 16, 2005)

2.2
Amendment No. 1 to Share Exchange Agreement, dated January 18, 2006, among the registrant, ATN Capital & Participações Ltda, Omar Malheiro Silva Araújo and Manuel da Costa Fraguas (incorporated by reference to Exhibit 10.1 in the registrant’s current report on Form 8-K filed on January 23, 2006)

3.1
Certificate of Incorporation of the registrant as filed with the Secretary of State of the State of Delaware on July 17, 2001 (incorporated by reference to Exhibit 2.1 in the registrant’s Form 10-SB filed on August 28, 2001)

3.2	Bylaws of the registrant adopted on July 17, 2001 (incorporated by reference to Exhibit 2.2 in the registrant’s Form 10-SB filed on August 28, 2001)

5	Opinion of Thelen Reid & Priest LLP as to the legality of the shares

10.1
Debt Conversion Agreement, dated November 22, 2005, between the registrant and Keyano Invest Inc. (incorporated by reference to Exhibit 10.1 in the registrant’s current report on Form 8-K filed on November 28, 2005)

10.2
Lease Agreement between the Company and SANTA CASA DA MISERICÓRDIA DO RIO DE JANEIRO dated May 2, 2005 (incorporated by reference to Exhibit 10.2 in the registrant’s current report on Form 8-K filed on February 27, 2006)

10.3
Lease Agreement between the Company and SANTA CASA DA MISERICÓRDIA DO RIO DE JANEIRO dated May 2, 2005 (incorporated by reference to Exhibit 10.2 in the registrant’s current report on Form 8-K filed on February 27, 2006)

14	Code of ethics (incorporated by reference to Exhibit 14 in the registrant’s annual report for the fiscal year of 2003 filed on February 15, 2005)

21	List of subsidiaries of the registrant

23.1	Consent of Meyler & Company, LLC, certified public accountants, Middletown, New Jersey re Lexicon Untied Incorporated

23.2	Consent of Meyler & Company, LLC, certified public accountants, Middletown, New Jersey re ATN Capital & Participações Ltda.

23.3	Consent of Thelen Reid & Priest LLP, included in exhibit 5

Item 28.   Undertakings.

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to:

(i) include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement; notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

provided, however, that paragraphs (a)(1)(i), (ii) and (iii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference into the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-2 and authorizes this registration statement to be signed on its behalf by the undersigned, in the City of Rio de Janeiro, Brazil on February 27, 2006.

LEXICON UNITED INCORPORATED

By:	/s/ Elie Saltoun
Elie Saltoun
Chief Executive Officer, President and Treasurer

Pursuant to the requirements of the Securities Act, as amended, this Registration Statement on Form SB-2 has been signed by the following persons in the capacities indicated on the date specified below.

Signature	Title	Date

/s/ Elie Saltoun Elie Saltoun	Chief Executive Officer, President, Treasurer and Director (Principal Executive Officer and Principal Accounting and Financial Officer)	February 27, 2006

/s/ Jeffrey G. Nunez Jeffrey G. Nunez	Secretary and Director	February 27, 2006

S-1

EXHIBIT INDEX

Exhibit No.	Description

2.1
Share Exchange Agreement, dated December 12, 2005, among the registrant, ATN Capital & Participações Ltda, Omar Malheiro Silva Araújo and Manuel da Costa Fraguas (incorporated by reference to Exhibit 10.1 in the registrant’s current report on Form 8-K filed on December 16, 2005)

2.2
Amendment No. 1 to Share Exchange Agreement, dated January 18, 2006, among the registrant, ATN Capital & Participações Ltda, Omar Malheiro Silva Araújo and Manuel da Costa Fraguas (incorporated by reference to Exhibit 10.1 in the registrant’s current report on Form 8-K filed on January 23, 2006)

3.1
Certificate of Incorporation of the registrant as filed with the Secretary of State of the State of Delaware on July 17, 2001 (incorporated by reference to Exhibit 2.1 in the registrant’s Form 10-SB filed on August 28, 2001)

3.2	Bylaws of the registrant adopted on July 17, 2001 (incorporated by reference to Exhibit 2.2 in the registrant’s Form 10-SB filed on August 28, 2001)

5	Opinion of Thelen Reid & Priest LLP as to the legality of the shares

10.1
Debt Conversion Agreement, dated November 22, 2005, between the registrant and Keyano Invest Inc. (incorporated by reference to Exhibit 10.1 in the registrant’s current report on Form 8-K filed on November 28, 2005)

10.2
Lease Agreement between the Company and SANTA CASA DA MISERICÓRDIA DO RIO DE JANEIRO dated May 2, 2005 (incorporated by reference to Exhibit 10.2 in the registrant’s current report on Form 8-K filed on February 27, 2006)

10.3
Lease Agreement between the Company and SANTA CASA DA MISERICÓRDIA DO RIO DE JANEIRO dated May 2, 2005 (incorporated by reference to Exhibit 10.2 in the registrant’s current report on Form 8-K filed on February 27, 2006)

14	Code of ethics (incorporated by reference to Exhibit 14 in the registrant’s annual report for the fiscal year of 2003 filed on February 15, 2005)

21	List of subsidiaries of the registrant

23.1	Consent of Meyler & Company, LLC, certified public accountants, Middletown, New Jersey re Lexicon Untied Incorporated

23.2	Consent of Meyler & Company, LLC, certified public accountants, Middletown, New Jersey re ATN Capital & Participações Ltda.

23.3	Consent of Thelen Reid & Priest LLP, included in exhibit 5